As filed with the Securities and Exchange Commission on January 4, 1999
                           Registration No. 333-_____
 -------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                              THERMWOOD CORPORATION
             (Exact name of registrant as specified in its charter)

              Indiana                                       3550
   (State or other jurisdiction of              (Primary Standard Industrial
    incorporation or organization)               Classification Code Number)

                                   35-1169185
                                (I.R.S. Employer
                             Identification Number)


                              THERMWOOD CORPORATION
                              Old Buffaloville Road
                                  P.O. Box 436
                               Dale, Indiana 47523
                                 (812) 937-4476
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                               Kenneth J. Susnjara
                       Chairman of the Board and President
                              THERMWOOD CORPORATION
                              Old Buffaloville Road
                                  P.O. Box 436
                               Dale, Indiana 47523
                                 (812) 937-4476
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   Copies to:
                            Barry B. Feiner, Esquire
                                190 Willis Avenue
                             Mineola, New York 11501
                                 (516) 747-0300

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
Title Of Each                          Proposed         Proposed
Class Of                               Maximum          Maximum
Securities              Amount        Offering         Aggregate      Amount Of
To Be                   To Be          Price            Offering    Registration
Registered           Registered    Per Debenture (1)    Price(1)         Fee
--------------------------------------------------------------------------------
12% Subordinated
Debentures          $13,351,978(2)     100%          $7,678,211(3)    $2,265.07
--------------------------------------------------------------------------------

         (1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f).

         (2) Represents the principal amount of the maximum number of Debentures offered in exchange for: (i) 1,183,309 Shares; (ii) 60,600 of the Company's outstanding options; and (iii) 22,600 Shares (representing the number of Shares into which the Company's existing convertible debentures can convert). The aggregate principal amount of the Debentures was computed by adding X and Y, where X equals the maximum number of Shares that the Company can acquire in the Exchange Offer from the exchange of Shares (including Shares issuable upon exchange of existing convertible debentures) multiplied by $11.00, and Y equals 60,600 multiplied by the following formula: (11-B)/11 where B equals the average exercise price of the 60,600 options.

         (3) Pursuant to Rules 457(f) and 457(c), calculated by multiplying the 1,266,509 Shares (which consists of the maximum number of currently issued Shares that can be exchanged, the Shares issuable upon conversion of existing convertible debentures and the Shares issuable upon exercise of the 60,600 options) by the average of the high and low prices reported on the American Stock Exchange on December 28, 1998.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

         THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY APPLICABLE STATE SECURITIES COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion, Dated January 4, 1999

                              THERMWOOD CORPORATION

         Offer to Exchange 12% 15 Year Subordinated Debentures For All of our Outstanding Shares of Common Stock Other than those Shares owned by two of our major Shareholders

         The following terms apply to the 12% 15 Year Subordinated Debentures (the "Debentures") we are offering:


Principal Amount of Debenture    The principal amount of the Debenture that you
                                 will receive will be equal to $11.00 times the number of Shares that you tender.


Annual Interest Rate             12% simple interest.


Payment of Interest              Interest will be paid quarterly in cash.


Maturity Fifteen years after the Debentures have been issued.


Redemption by Holder             We will redeem up to $50,000 total value of the
                                 Debentures of the estate of any Holder upon notice of the Holder's death. This right of redemption may only be exercised by the estate of the original Holder. It does not pass to any other transferee.


Redemption by Us                 We can redeem the Debentures for $15.00 per
                                 Debenture during the second year after their issuance. During each subsequent year, the redemption price will decrease by $0.30 per Debenture. We cannot redeem the Debentures during the first year after they have been issued. We must provide the Holder with written notice of our intention to redeem the Debentures at least 30 days before we redeem the Debentures.


Subordination                    The Debentures will be second in right of
                                 repayment (i.e., subordinated) to all of our Senior Debt and the debt of our subsidiaries.
                                 Senior Debt is any indebtedness incurred in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether or not such indebtedness is specifically designated as being "Senior Debt." If we were to become insolvent, such Senior Debt would have a prior connection with our liquidation. The outstanding convertible debentures and the
                                 Debentures rank equally for purposes of
                                 repayment.


Transferability                  There are no transfer restrictions on the
                                 Debentures. However, transfer of the Debentures may be restricted by state securities laws if our securities are delisted from the American
                                 Stock Exchange and the Pacific Stock Exchange and we terminate our status as an issuer required to file reports under the Federal securities laws

                                 If you transfer your Debentures, the right in the Debentures to redemption upon death of the initial Holder will terminate.

     We are offering to acquire all of our Common Shares owned by Shareholders other than the 251,400 Shares owned by Kenneth and Linda Susnjara, two of our major Shareholders. We will issue Debentures in the aggregate principal amount equal to $11.00 times the number of Common Shares that we acquire. We will acquire all Shares tendered by Shareholders regardless of how many or how few Shares are tendered. In addition, we will negotiate with each Holder of our Qualified and Non-Qualified options (other than Kenneth and Linda Susnjara) and offer him or her the right to exchange his or her options for Debentures. The principal amount of Debentures that we will issue in exchange for the options will equal $11.00 minus the per Share exercise price of the options, multiplied by the number of Shares that would have been issuable upon exercise of the options.

         For more complete details on the Exchange Offer, see "Exchange Offer."

         Our offer to acquire the Shares will expire at 5:00 P.M., New York City time, on _________, 1999. We may extend the offering period. For more details on the Exchange Offer see "Exchange Offer."

         CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS. Among other risks involved in exchanging your Common Shares for Debentures, the Debentures are unsecured obligations which are subordinated to our Senior Debt.

         You should rely only on the information contained in this Prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not offering to sell or asking you to buy anything other than the Debentures. We are not offering to sell or asking you to buy anything in any jurisdiction where doing so would be against the law.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE DEBENTURES OR THE EXCHANGE OFFER, DETERMINED THE FAIRNESS OR MERITS OF THE EXCHANGE OFFER NOR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Dirks & Company, Inc. ("Dirks") will assist us in soliciting Shareholders to exchange their Shares for Debentures. Dirks will receive a fee of $100,000 plus a solicitation fee equal to 2% of the face value of all Debentures issued in the Exchange Offer other than Debentures issued to Shareholders whose total holdings are more than 10% of the Company's outstanding Common Stock.

         There is no public trading market for these debt securities. We anticipate, but cannot assure, that the Debentures will be tradable in the over-the-counter market. We do not intend to list the Debentures on any stock exchange. Our Common Shares are traded on the American and Pacific Stock Exchanges under the symbol "THM." On December 22, 1998, the closing price for these Shares, as reported on the American Stock Exchange, was $6.125 per Share. If we are successful in repurchasing all or a significant portion of the Common Shares, we intend to delist the Common Shares from these stock exchanges.

                     The Solicitation Agent for the Offer is
                              Dirks & Company, Inc.

            The date of this Prospectus is ___________________, 1999

                              AVAILABLE INFORMATION

         We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement") with respect to the 12% Subordinated Debentures due 2014 (the "Debentures"). This Prospectus, which is a part of the Registration Statement, omits certain information included in the Registration Statement. Information omitted from this Prospectus, but contained in the Registration Statement, may be inspected and copied at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain information about the Company from the following regional offices of the SEC: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. You may obtain our electronic filings filed through the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") through the SEC's home page on the Internet at http://www.sec.gov. We file annual, quarterly, and special reports, proxy statements, and other information with the SEC.

                               PROSPECTUS SUMMARY

         This summary highlights some information from this Prospectus. It may not contain all of the information that is important to you. To understand the Offering fully, you should read the entire Prospectus carefully, including the "Risk Factors" and the Consolidated Financial Statements and Notes thereto before you decide whether to exchange your Shares for Debentures. References in this Prospectus to "Thermwood," "the Company," "we," "us," and "our" refer to Thermwood Corporation and its subsidiaries. References to "Shares" and "Common Shares" refer to Shares of our Common Stock. On January 5, 1998 the Company effected a one-for-five reverse stock split of its Shares, and all related Share and per Share information has been adjusted to give retroactive effect to this split except where text indicates otherwise.

         The statements, other than statements of historical facts included in this Prospectus, including statements set forth under the "Summary," "Risk Factors," "Special Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" regarding the Company's future financial position, business strategy, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or other similar words. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause actual results to differ materially from our expectations (the "Cautionary Statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

Our Business

   We are a manufacturer of computer-based systems and equipment for the woodworking and plastics industries. We develop, produce, market and service:

-- computer-controlled (CNC) routing machines that perform high speed machining, trimming and routing functions on wood, plastic and certain non-ferrous metals;

-- wood carving computer controlled routing systems;

-- products that support the above machines, including programming software and hardware, training tapes, tooling, fixtures and other consumable items.

         Our industrial products perform certain production functions or automate specific tasks accomplished in factories. These products are used in a variety of manufacturing operations. For instance, the CNC routing machines are primarily employed to cut or machine materials such as wood, plastic and non-ferrous metal into final shape. The wood carving computer controlled routing systems carve wood components such as chair legs and bed posts used in furniture manufacturing.

Our Principal Offices

         Our principal executive office is located at Old Buffaloville Road (P.O. Box 436), Dale, Indiana 47523. The telephone number at this address is
(812) 937-4476.

The Exchange Offer

         The Offer: We are offering to acquire all of our Shares owned by Shareholders other than the 251,400 Shares owned jointly by the Holders of the largest block of stocks. We will issue Debentures to each tendering Shareholder in the principal amount of $11.00 times the number of Shares that we acquire from such Shareholder. We will acquire all Shares tendered by Shareholders regardless of how many or how few Shares are tendered. Our offer to acquire the Shares will expire at 5:00 P.M., New York City time, on ____________, 1999. We may extend the offering. In addition, during this period, we will negotiate with each Holder of our Qualified and Non-Qualified options (other than Kenneth and Linda Susnjara) and offer him or her the right to exchange his or her options for Debentures. The principal amount of Debentures that we will issue in exchange for the options will equal $11.00 minus the per Share exercise price of the options, multiplied by the number of Shares that would have been issuable upon exercise of the options. See "Exchange Offer."

         Procedures for Tendering Shares: If you wish to accept the Exchange Offer, you must complete, sign and date the Letter of Transmittal or transmit an Agent's Message (as defined in "The Exchange Offer -- Procedures for Tendering - Book-Entry Transfer") in connection with a book-entry transfer, in accordance with the instructions contained in the Letter of Transmittal, and deliver such Letter of Transmittal or such Agent's Message, together with the Shares and any other required documentation to the exchange agent (the "Exchange Agent") at its address set forth herein. See "Exchange Offer - Procedures for Tendering."

         Special Procedures for Beneficial Owners: If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Shares, you should contact such registered Holder promptly and instruct it to tender the Shares on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the Letter of Transmittal and delivering your Shares, either make appropriate arrangements to register ownership of the Shares in your name or obtain a properly completed Stock Power from the registered Holder. The transfer of registered ownership may take considerable time. See "Exchange Offer -- Procedures for Tendering."

         Guaranteed Delivery Procedures: If you wish to tender your Shares but your Shares are not entirely available or you cannot deliver your Shares, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date or you cannot complete the procedure for book-entry transfer on a timely basis, you must tender your Shares according to the guaranteed delivery procedures set forth in "Exchange Offer -- Guaranteed Delivery Procedures."

         Withdrawal Rights: You may withdraw your tenders at any time prior to 5:00 P.M., New York City time, on the Expiration Date. See "Exchange Offer -- Withdrawal of Tenders."

         Acceptance of Shares and Delivery of Debentures: We will accept for exchange any and all Shares which are properly tendered in the Exchange Offer prior to 5:00 P.M., New York City time, on the Expiration Date and not withdrawn. The Debentures issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date.

         The Exchange Agent: American Stock Transfer and Trust Company is serving as Exchange Agent in connection with the Exchange Offer. See "Exchange Offer -- Exchange Agent."

         Tax Consequences: Your exchange of Common Stock for Debentures should be treated as a redemption of the Shares for Federal income tax purposes. Depending upon the facts of your situation, you may realize a taxable gain on the Exchange. This means that, as a result of the exchange you may owe taxes on the transaction even though you will not have received cash in the transaction to pay such taxes. See "Federal Income Tax Consequences."

         Intention of Affiliates: Kenneth J. and Linda S. Susnjara, two of the Company's principal Shareholders, do not intend to exchange their Shares or their Qualified and Non-Qualified options and, accordingly, will continue to be Shareholders after completion of the Exchange Offer. Pursuant to an arrangement with Mr. Susnjara, Edgar Mulzer, the other principal Shareholder of the Company, and Peter N. Lalos and Lee Ray Olinger, two Directors of the Company that own Shares, have agreed that they will exchange all of their Shares for Debentures if at least 95% of the approximately 963,307 currently issued and outstanding Shares owned by non-affiliates are tendered and exchanged in the Exchange Offering. All of the other Executive Officers intend to exchange their Shares and their options for Debentures. The primary purpose for the structure of the Exchange Offer is to maximize the number of Shares owned by Kenneth and Linda Susnjara after the Exchange Offer. If 95% of the Shares owned by non-affiliates and all of the Shares owned by Messrs. Mulzer, Lalos and Olinger are exchanged, the Shares owned by Kenneth and Linda Susnjara would represent approximately 84% of the then issued and outstanding Shares.

         For more details on the Exchange Offer, including the procedure for exchanging your Shares for Debentures, see "Exchange Offer."

Description of the Terms of the Debentures

Principal Amount of Debenture       The principal amount of the Debenture that
                                    you will receive will be equal to $11.00 times the number of Shares that you tender.

Annual Interest Rate                12% simple interest.

Payment of Interest                 We will pay interest quarterly in cash on
                                    January 1, April 1, September 1 and
                                    December 1 of each year, commencing
                                    April 1, 1999.

Maturity The Debentures will mature fifteen years after they have been issued.

Redemption by Holder                We will redeem up to $50,000 total value
                                    of the Debentures of any Holder upon
                                    notice of the Holder's death. This right of redemption may only be exercised by the original Holder. It does not pass to any transferee.

Redemption by Us                    We can redeem the Debentures for $15.00
                                    per Debenture during the second year after their issuance. During each subsequent year, the redemption price will decrease by $0.30 per Debenture. We cannot redeem the Debentures during the first year after they have been issued. We must provide the Holder with written notice of our intention to redeem the Debentures at least 30 days before we redeem the Debentures.

Subordination                       The Debentures will be second in right of
                                    repayment (i.e., subordinated) to all of our Senior Debt and the debt of our subsidiaries. Senior Debt is any indebtedness incurred in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether or not such indebtedness is specifically designated as being "Senior Debt." If we were to become insolvent, such Senior Debt would have a priority of right to repayment in connection with our liquidation. The outstanding convertible debentures and the
                                    Debentures rank equally for purposes of
                                    repayment.

Transferability                     There are no transfer restrictions on the
                                    Debentures.  However, transfer of the
                                    Debentures may be restricted by state
                                    securities laws if our securities are
                                    delisted from the American Stock Exchange
                                    and the Pacific Stock Exchange and we
                                    terminate our status as an issuer required
                                    to file reports under the Federal
                                    securities laws.   In addition, the right
                                    to redemption upon death of the initial
                                    Holder will terminate.

                       Summary Consolidated Financial Data
                      (in thousands except per Share data)


         Our consolidated financial information set forth below should be read in conjunction with the more detailed Consolidated Financial Statements, including the Notes thereto, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The pro forma financial information illustrates the effect of: (i) the exchange of Shares for Debentures; (ii) settlement of certain outstanding options; and (iii) exchange of Shares issuable upon conversion of convertible debentures outstanding, as if these events had occurred as of the dates and for the periods listed in the following tables. For more detailed information on the pro forma effects of these events, see the pro forma financial information and the "Explanation Of Pro Forma Adjustments" in "Special Factors -- Financial Effect of the Exchange Offer."

Statements of Operations Data:  Quarter ended October 31                           Year ended July 31,
                               --------------------------      ----------------------------------------------------------
                               Proforma                        Proforma
                                 1998     1998      1997         1998        1998      1997      1996      1995     1994
                               -------   ------   -------      --------   --------   -------   -------   -------   ------
Net sales                      $ 5,625   $5,625   $ 4,805      $ 21,940   $ 21,840   $17,779   $12,636   $12,314   $9,985
Gross profit                     2,389    2,389     2,043         8,842      8,842     6,906     4,925     4,786    3,579
Earnings from
  continuing operations           (124)     218       355           208      1,318     1,236     2,334     2,350      136
Net earnings                      (124)     218       355           208      1,318     1,236     2,334     2,350      208
Earnings before interest,
  income taxes, depreciation
  and amortization                 437      572       688         2,631      2,766     2,469     1,589     2,022      922
                               =======   ======   =======      ========   ========   =======   =======   =======   ======
Earnings per Share:
  Basic                        $ (0.48)  $ 0.15   $  0.22      $   0.85   $   0.89   $  0.70   $  1.63   $  1.92   $  ---
  Diluted                      $ (0.48)  $ 0.15   $  0.21      $   0.83   $   0.86   $  0.69   $  1.45   $  1.49   $  ---
                               =======   ======   =======      ========   ========   =======   =======   =======   ======
Weighted average number
  of Shares:
    Basic                          258    1,441     1,409           245      1,425     1,349     1,231     1,030    1,030
    Diluted                        262    1,481     1,535           249      1,517     1,446     1,437     1,451    1,030
Cash dividends declared
  per Common Share                 ---      ---       ---           ---        ---       ---       ---       ---      ---

Balance Sheet Data:                     October 31                                       July 31,
                               --------------------------      ----------------------------------------------------------
                               Proforma                        Proforma
                                 1998     1998      1997         1998       1998      1997      1996      1995      1994
                               -------   ------   -------      --------   --------   -------   -------   -------   ------
Total assets                   $12,283  $12,083   $11,325      $ 11,524   $ 11,324   $11,273   $ 8,766   $ 7,527   $5,418
Working capital                  5,368    5,568     5,324         5,125      5,324     5,080     3,791     2,811    1,706
Long-term obligations            9,723    2,302     2,367         9,764      2,367       285       709     1,870    1,862
Shareholders'equity             (1,190)   6,231     5,948        (1,449)     5,948     7,087     6,275     3,437    1,456



         For a discussion of the tax consequences of exchanging Shares for Debentures, see "Federal Income Tax Consequences."

                                  RISK FACTORS

         Before you invest in our Debentures, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this Prospectus before you decide to exchange your Shares for Debentures.

Possible Adverse Effects If You Remain a Shareholder

         If you choose to remain a Shareholder of the Company and, as a result of the Exchange Offer, the number of Common Shareholders drops below 300, the following events most likely will occur:

-- Lack of Public Information. We intend to terminate the registration of our Common Stock under the Securities Exchange Act of 1934 (the "1934 Act"). As a result of such termination, we will no longer be required to file certain disclosure documents (e.g., proxy statements) with the SEC. Although we will be required to continue to file certain reports (annual, quarterly and current reports) until the number of Debenture Holders drops below 300, less information will be available than if we had a class of securities registered under the 1934 Act. Specifically, we would no longer be required to file proxy materials and affiliates would no longer be required to file any individual reports.

-- Lack of a Trading Market. We will no longer meet the requirements for listing on the American Stock Exchange ("AMEX") or the Pacific Stock Exchange ("PSEX") and we intend to delist our Shares of Common Stock. The termination of our 1934 Act registration and our delisting from AMEX and PSEX will cause the public trading market for our Shares to disappear.

-- Ongoing Expenses Related to the Debentures. We will incur additional expense regardless of the number of Shareholders that remain after the Exchange Offer. We will be required to make quarterly interest payments on the Debentures issued pursuant to the Exchange Offer, redeem Debentures when an initial Holder dies and, eventually, payoff or refinance the Debentures when they become due in 15 years.

-- Additional Debt With a Priority of Repayment Upon Liquidation. In the event that we were to liquidate, the Holders of the Debentures would be entitled to receive the principal and accrued interest on the Debentures out of the proceeds of the liquidation, before Shareholders would receive anything.

Risks Related to Acquisition of Debentures

         If you decide to exchange your Shares for Debentures, you should consider the following factors:

-- Subordination of Debt Represented by the Debentures. The Debentures will be second in right of repayment (i.e., subordinated) to all of our Senior Debt. There is no limitation on the amount of Senior Debt we can incur. Senior Debt is any indebtedness incurred in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether or not such indebtedness is specifically designated as being "Senior Debt." If we were to become insolvent, such Senior Debt would have a priority of right to repayment in connection with our liquidation. In addition, any indebtedness of our subsidiaries, other than the Senior Debt, will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the Holders of the Debentures. As of November 30, 1998, such Senior Debt and subsidiary debts aggregated $2,196,320. As a result, there is no guarantee of repayment of the Debentures in the event of our liquidation. See "Description of The Debentures and the Indenture."

-- Absence of Sinking Fund/No Security. The Debentures are not secured by any of our assets. In addition, we do not contribute funds on a regular basis to a separate account called a sinking fund to repay the Debentures upon maturity. Since no funds are set aside periodically for the repayment of the Debentures over their term, Holders of the Debentures must rely on our revenues from operations and other sources for repayment. See "Description of The Debentures and the Indenture."

-- Limitation on Right to Pursue Remedies. The Debentures will be issued under an Indenture which governs the terms of the Debentures. The Indenture provides, among other things, that in the event we should commit a default, unless the Holders of 25% of the principal amount of the Debentures elect to declare a default, no individual Debenture Holder will have the right to pursue his remedies against us thereunder. See "Description of The Debentures and the Indenture; Events of Default, Notice and Waiver.

-- Lack Of Public Market For The Debentures; Trading at a Discount. The Debentures will constitute a new class of securities with no established trading market. We do not intend to list the Debentures on the AMEX, the PSEX or any other national securities exchange. We understand that Dirks currently intends to make a market in the Debentures. However, they are not obligated to do so. If Dirks does make a market in the Debentures, it may discontinue such activities at any time without notice. In addition, Dirks' ability to conduct market-making activity will be subject to the limits imposed by the Securities Act of 1933 (the "Securities Act"), the Exchange Act and NASD rules, and will be limited during the Exchange Offer. Accordingly, we cannot assure you that an active public or other market will develop for the Debentures. This means that if a trading market does not develop or is not maintained, you may experience difficulty in reselling the Debentures or you may be unable to sell them at all. If a market for the Debentures develops, any such market may be discontinued at any time.


-- The Debentures most likely will trade at a discount from their principal amount if a public trading market develops for the Debentures. The discount will be due, among other factors, to (i) the fact that the Debentures are subordinated, unsecured and have a 15 year term and (ii) our industry and financial condition. In addition, future trading prices of the Debentures will depend on many factors, including among other things, prevailing interest rates, our financial condition and results of operations, and the market for similar notes. See the next Risk Factor.

-- Possible Restrictions On Resale Of The Debentures. If we delist our securities from the AMEX and the PSEX and we terminate our status as an issuer required to file reports under the Federal securities laws, the securities laws of certain jurisdictions may prohibit you from offering or reselling your Debentures unless the Debentures have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We do not intend to register or qualify the resale of the Debentures under the Securities Act or in any such jurisdictions if our securities are delisted from the AMEX and the PSEX .

-- Possible Taxable Event Without Receipt of Funds To Pay Taxes. Your exchange of Shares for Debentures should be treated as a redemption for Federal income tax purposes. Depending upon the facts of your situation, you may realize a taxable gain on the exchange. This means that, as a result of the exchange you may owe taxes on the transaction even though you will not have received cash in the transaction to pay such taxes. See "Federal Income Tax Consequences."

-- Loss of Shareholder Status. If you tender all of your Shares, you no longer will have any equity interest in the Company and, therefore, you will not participate in the Company's future potential earnings or growth.

Risks Related to Our Business

-- Fluctuation in Operating Results. We have historically experienced fluctuations in our operating results arising from, among other things, changes in economic conditions, the market and competition. If we or our competitors should introduce new products or develop enhancements to existing products, this could also affect these fluctuations. There is no assurance that these fluctuations will not continue in which event our business could be adversely affected.

-- Risks of International Market Factors. Approximately 20% of our sales during the 1998 fiscal year were made outside of the United States and we estimate that such non-domestic sales were approximately 5% during the first three months of our current fiscal year. There are serious risks in marketing products in foreign countries. These include, among others, the difficulty of administering business abroad, exposure to currency fluctuations and devaluations or restrictions on money supplies, foreign and domestic export laws and regulations, taxation, tariffs, import quotas and restrictions, shipping interruptions, and other economic and political events totally beyond our control. In addition, our ability to prevent the unauthorized use of our technology in foreign countries may be difficult.

-- Dependence on Dealer Network. We market our products primarily through a number of dealers. Because of that, we are substantially dependent upon our agreements with these third parties, as well as their viability and financial stability, to generate sales. Because the agreements are not exclusive, the dealers are permitted to sell products that compete with our products. If we were to lose any of our major dealers, in the absence of similar replacement arrangements, our business could be materially adversely affected. We made approximately 21% of our sales during our fiscal year ended July 31, 1998 through a dealer owned by our president and his wife, and 11% of our sales through another dealer. For the first quarter of fiscal 1999, the sales made through the dealership owned by the president and his wife amounted to 13% of sales while two other dealers sold 16% and another sold 15%. There were no other dealers who sold more than 10% of machinery sales during the first quarter. See "Business -- Marketing" and "Certain Transactions."

-- Dependence on Major Product. We are significantly dependent upon sales of our CNC router systems. In fiscal 1998, CNC router systems sales represented approximately 79.5% of our sales. If our sales of CNC router systems were to decrease significantly, our operations and revenues would be materially and adversely affected.

--   Dependence  on and  Intense  Competition  for  Key  Personnel.  Kenneth  J.
     Susnjara, our President and Chief Executive and Operating Officer, is primarily responsible for the conduct of our business. If we should lose his services, there can be no assurance that we could obtain a qualified replacement. We do not have an employment agreement with Mr. Susnjara. See "Management -- Executive Compensation." Our future success also depends in large part on the continued service of our key management, manufacturing and marketing personnel and on our ability to attract and retain qualified employees. The competition for such personnel is intense and the loss of key employees could have a materially adverse impact on our business. See "Management -- Information About Management."

-- Competition. There are many manufacturers of automated machining systems in the United States and abroad, particularly in Japan and Europe. Our primary competitors in the high speed machining market are a number of major domestic, Japanese and European firms such as Shoda Iron Works, Heian, Shinks Machinery Works, Accurouter, Motionmaster and Komo Machine. A number of these manufacturers are larger, better financed and have more resources than we do. Furthermore, the number of companies offering routing equipment has increased and it is our opinion that the market cannot support all of them. Although we believe that only a limited number of companies currently offer multiple task equipment of the type marketed by us, other companies with significantly greater financial resources and product recognition could enter this market, in which event our ability to compete could be materially adversely affected. See "Business -- Competition."

-- Rapid Technological Change and Risk of Obsolescence. Automated industrial equipment is subject to rapid and often unexpected technological changes. Our ability to market our products will depend in large part upon our anticipating and adapting to such changes. If we fail to respond to technological advances, our products may become obsolete. Furthermore, even if we meet such technological advances, there is no assurance that our products will continue to be competitive. See "Business -- Industry Background, -- Products, -- Research and Development and -- Patents, Trade Secrets and Trademarks."

-- Possible Product Liability Which Could Be Significant. The risk of accidents involving automated industrial equipment is significant. Physical damage to industrial property and workers can be extensive and serious when such machinery malfunctions or is improperly operated. We, as a manufacturer of this equipment, may be subject to claims if our products should malfunction. Although we have not been subject to significant claims in the past and we maintain insurance covering liability up to a general aggregate limit of $5,000,000, which we believe is adequate to cover these risks, no assurance can be given that if claims are asserted, such coverage will be adequate to satisfy any liability that we may sustain. Such claims could include personal injury and punitive damages. In addition, in the event that we should lose our insurance, there is no assurance that we will be able to obtain new coverage at acceptable costs, if at all. If we fail to maintain product liability insurance coverage, it could have a materially adverse affect on our business. We have maintained liability insurance for over 15 years for annual periods commencing on the first day of May each year.

-- Patents and Proprietary Rights. Although we own a number of patents on our products, we rely primarily on trade secret laws to protect our technologies, innovations and other proprietary property. There can be no assurance that we can establish trade secrets, that secrecy obligations in effect for our employees, distributors, suppliers and customers will be honored or that others will not independently develop similar or superior technology. To the extent that key employees or other third parties apply technological information independently developed by them or by others to our products, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. There is no assurance that our products will not infringe patents or other rights owned by others, licenses to which may not be available on commercially reasonable terms to us, if at all. Moreover, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation which may be protracted as well as costly. In addition, if our products are deemed to infringe upon the patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which could also have a materially adverse effect on us. We have not been involved in any claims concerning patent infringement. See "Business -- Patents, Trade Secrets and Trademarks."

-- Year 2000 Compliance. Many currently installed computer systems and software products use two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to track inventory, issue purchase orders, write checks or engage in similar normal business activities.

          During the fiscal year ended July 31, 1998, we began a risk evaluation of potential Year 2000 issues and formed a Year 2000 Committee which consists of the Chief Executive Officer, Vice-President of Engineering, Information Systems Manager and two other employees. The committee's purpose is to assess all risks, analyze current systems, coordinate upgrades and replacements and report the current and projected status of all known Year 2000 compliance issues.

          During the assessment phase, we identified computer-related systems and software vendors with potential Year 2000 problems. In the first quarter of fiscal 1999, we began corresponding with the vendors that had not supplied Year 2000 statements, requesting the Year 2000 compliance status of their products. Responses received to date from vendors have not indicated any Year 2000 problems. We know of alternative vendors should our current vendors fail to perform due to Year 2000 problems; however, use of some of these vendors would be inconvenient and could be costly. Moreover, we have not contacted these alternate vendors to determine whether they are Year 2000 compliant.

          We know of one mission-critical system, the inventory shop floor control software, that is not Year 2000 compliant. Although, this system has a Year 2000 certified replacement product, implementation of this replacement product would require us to re-input all current data. As a result, we have decided to purchase a different system that is Year 2000 compliant and, in our judgment, superior to the current system we are using. We anticipate that the new system will arrive during the second quarter of fiscal 1999, at which time we will begin to input current data. We are currently installing upgrades to the non-mission critical systems and should complete the upgrade by the end of the second quarter of fiscal 1999.

          We estimate that the replacement or remedial costs for our Year 2000 compliance issues will be less than $150,000 and will consist of software and hardware upgrades that include new features which are combined with Year 2000 corrections. These costs will be expensed as incurred or capitalized and depreciated, as appropriate.

          We have tested the machine control systems and related computer software, which we sell and we believe that such equipment is Year 2000 compliant.

          We estimate that the worst case Year 2000 issue scenario would occur if the current software vendors would be unable to deliver upgrades, At that point, we would look to alternative vendors. We have not established a formal contingency plan should we fail to become Year 2000 compliant. We will continue, however, to evaluate our status and will plan additional activity as it appears warranted.

                                 CAPITALIZATION

         The following table sets forth (i) our capitalization as of October 31, 1998, and(ii) such capitalization adjusted to give pro forma effect to the exchange of Shares for Debentures, settlement of certain outstanding options, and exchange of shares issuable upon conversion of convertible debentures outstanding as of October 31, 1998. The information set forth below should be read in conjunction with the "Summary Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                 At October 31, 1998
                                     -------------------------------------------
                                           Actual              As Adjusted
                                     -------------------   ---------------------
                                                  (in thousands)


Note payable to bank                      $  2,196                  2,196
Bonds payable, net                             106                  7,527
                                          --------               --------
  Total long-term liabilities                2,302                  9,723
                                          --------               --------

Shareholders' equity (deficit):
  Common stock, no par value,
  4,000,000 shares Authorized,
  1,444,709 shares issued and
  outstanding (actual), 261,400
  shares issued and outstanding
  (as adjusted)                             10,806                  3,272

  Accumulated deficit                       (4,540)                (4,462)
  Subscriptions receivable                     (35)                     -
                                         ---------               --------
    Total shareholders' equity (deficit)     6,231                 (1,190)
                                         ---------               --------

      Total capitalization               $   8,533                  8,533
                                         =========               ========

       MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock has been traded on the American Stock Exchange since 1989 and on the Pacific Stock Exchange since 1987. The following table sets forth the high and low per Share sales prices for the Common Stock as reported on the American Stock Exchange for the Company's fiscal years ended July 31, 1998 and July 31, 1997, and for the interim periods indicated:

    Period                         Low Sales Price              High Sales Price
    ------                         ---------------              ----------------

1999
     Second Quarter
     (through December __, 1998)      $ _.__                         $ _._ _
     First Quarter                    $ 6.06                         $ 10.38
1998
     Fourth Quarter                   $ 7.50                         $ 10.06
     Third Quarter                    $ 7.50                         $  9.12
     Second Quarter                   $ 9.05                         $ 13.10
     First Quarter                    $ 9.70                         $ 14.05

1997
     Fourth Quarter                   $ 7.50                         $ 10.00
     Third Quarter                    $ 7.50                         $ 10.00
     Second Quarter                   $ 6.90                         $ 10.60
     First Quarter                    $ 9.70                         $ 11.90



         As of December 11, 1998, there were approximately 279 Holders of record of the Common Stock inclusive of those brokerage firms and/or clearing houses holding the Company's securities for their clientele (with each such brokerage house and/or clearing house being considered as one Holder). However, based on the results of a brokers' search conducted with regard to the Company's 1998 annual shareholders meeting, the number of beneficial Holders is approximately 2,000. As of December 22, 1998, there were 1,444,709 Shares outstanding .

         On December 22, 1998, the closing price for these Shares, as reported on the AMEX, was $6.125 per Share.

                                 SPECIAL FACTORS

Purpose And Effect Of The Exchange Offer

         Commencing in March 1998, we explored the possibility of effecting a reverse stock split (the "Reverse Stock Split") of our Common Stock (initially at a ratio of 38,000-to-1, subsequently reduced to 37,000-to-1) and, in connection therewith, repurchase our stock with cash, in order to (i) eliminate the cost of maintaining small Shareholder accounts, (ii) permit small Shareholders to receive a fair price for their Shares without having to pay brokerage commissions, (iii) determine a set monetary value for the Shares of most lost Shareholders, whose interests may eventually have to be turned over to the states under abandoned property laws, and (iv) relieve us and our affiliates of the administrative burden and cost and competitive disadvantages associated with filing reports and otherwise complying with the requirements of 1934 Act registration. We believe that we derive no benefit from the continued registration of the Common Stock under the 1934 Act and that the monetary expense and burden to us of continued registration and the threat of a hostile acquisition of the Company while it is publicly traded significantly outweigh any material benefit that we or our Shareholders may receive as a result of such registration. We entered into negotiations with a bank (the "Bank") to provide the financing for the repurchase of our Common Stock (the "Cash Repurchase Plan").

         We determined to proceed with the Reverse Stock Split and Cash Repurchase Plan in August 1998 and filed the requisite disclosure documents (proxy materials and Schedule 13E-3 Transactional Statement) with the SEC in September 1998. However, in October 1998, the Bank determined not to proceed with us. As a result, in October 1998, we stopped our plans to proceed with the Reverse Stock Split and Cash Repurchase Plan and began exploring the possibility of conducting this Exchange Offer as a viable alternative.

         We still believe that the disadvantages to being a public company outweigh any advantages. We have no current intention to raise capital through sales of equity securities in a public offering in the future or to acquire other business entities using stock as the consideration for any such acquisition. Accordingly, we are not likely to make use of any advantage (for raising capital, effecting acquisitions or other purposes) that the Company's status as a reporting company may offer.

         We incur direct and indirect costs associated with compliance with the SEC filing and reporting requirements imposed on public companies. The direct costs approximate $260,000 annually. We incur substantial indirect costs as a result of, among other things, the executive time expended to prepare and review such filings. This expended time is substantial in relation to our resources, because we have relatively few executive personnel. In light of our size and resources, we do not believe such costs are justified.

         In addition, to our knowledge, none of our competitors are publicly held. We suffer a competitive disadvantage from being required to disclose certain information that privately held companies do not disclose.

         Moreover, because of our status as a publicly-traded company with numerous small Shareholders, we believe that our business strategy could be interfered with by a hostile takeover or similar acquisition that we believe might not be in the best interests of our Shareholders or our employees.

         Our current long-term plans are to remain independent. We believe that it is in our best interests to continue our current operations, marketing strategy, development plans and management structure and not to merge with or sell to another person or entity. Obligations imposed on management of public companies may eventually prevent us from remaining independent if we become the subject of a hostile takeover bid.

         We have determined that the Exchange Offer is a viable alternative to the aborted Reverse Stock Split and Cash Repurchase Plan. The Exchange Offer may not be sufficient to reduce the number of our Shareholders below 300 and, even if it does, we would still be required to file certain reports (annual, quarterly and current reports) until the number of Debenture Holders drops below
300. However, we believe that the more Common Stock that is exchanged, the lesser the chance of a hostile takeover.

Fairness of the Exchange Offer

         Goelzer & Co. Inc. ("Goelzer"), the investment banking firm engaged by us to provide its opinion with respect to the fairness from a financial point of view of the aborted Reverse Stock Split, estimated the reasonable intrinsic value for the Shares on a minority basis to be $10.22 per Share. We estimate that the present value of the Debentures is approximately $6.20 per Debenture. Although the present value of the Debentures is significantly less than the estimated reasonable intrinsic value of the Shares on a minority basis, we believe that the fair market value of the Shares in light of the relative illiquidity of that market is comparable to the calculated present value of the Debentures and that the Exchange Offer, taken as a whole, is fair to our Shareholders (see "Factors Considered By the Board" below). -

         We note however, that we did not retain Goelzer or any other independent party to estimate the current value of the Debentures or opine as to the fairness of the Exchange Offer. Accordingly, it is conceivable that an independent party might not determine that the Exchange Offer is fair. Shareholders should take this into consideration when deciding whether or not to exchange their Shares for Debentures.

         We have considered, among other things:

          (i) the analysis and opinion of Goelzer concerning the aborted Reverse Stock Split (see "Opinion of Goelzer");

          (ii) the historical public trading prices of the Shares and the illiquidity of the Shares in the public trading market place;

          (iii)each of the director's knowledge of and familiarity with our business prospects, financial condition and current business strategy;

          (iv) information with respect to our financial condition, results of operations, assets, liabilities, business and prospects, and current industry, economic and market conditions; and

          (v)  the future cost  savings  and  competitive  advantages  that will inure to our benefit and the benefit of our continuing Shareholders as a result of the eventual deregistration of our Common Stock under the 1934 Act.

         We appointed a Special Committee to engage an independent appraiser to assist in evaluating the fairness of the Reverse Stock Split. The Special Committee was composed of two outside directors, Lee Ray Olinger and Peter N. Lalos, neither of whom would have continued to be Shareholders after the Reverse Stock Split and Cash Repurchase Plan. The Special Committee and Goelzer independently considered the fairness of the Reverse Stock Split to Shareholders receiving only cash in lieu of the issuance of fractional Shares. The Special Committee unanimously approved the Reverse Stock Split and recommended it for consideration by the full Board.

         After the Reverse Stock Split and Cash Repurchase Plan was aborted, the Special Committee met and determined that an Exchange Offer was a viable alternative even though it would not produce all of the results anticipated from the Reverse Stock Split and Cash Repurchase Plan. The use of long-term debentures solved the problem of obtaining financing from external sources and the Committee determined that the added expense of servicing the Debentures was within our means and did not outweigh the possible benefits to us from the Exchange Offer.

         The Special Committee determined that updating of the Goelzer valuation report for the Exchange Offer would not be required because:

          (1) the Goelzer report provided a valuation of the Company regardless of whether the Reverse Stock Split was consummated;

          (2) the Goelzer report was completed in August 1998, and Goelzer had internal unaudited fiscal 1998 year end numbers which did not vary materially from the numbers in the audited financial statements recently filed as part of our annual report on Form 10-K, except that operating income was approximately $200,000 less than anticipated in the internal numbers (the Board took this decrease into account when determining the fairness of the Exchange Offer);

          (3) unlike the Reverse Stock Split, the Exchange Offer does not require Shareholders to cash in their Shares; Shareholders, given the facts, can make their own determination as to the fairness of the Exchange Offer in determining whether or not to exchange their Shares for Debentures.

         The Company did not retain Goelzer or any other independent party to estimate the current value of the Debentures or opine as to the fairness of the Exchange Offer. The Company will carry the Debentures in its consolidated financial statements at a discounted amount to represent their present value, assuming a 22% effective yield. The effective yield of 22% is an estimate of the interest rate that the Company would have to pay if it sought to borrow the aggregate principal amount of the Debentures from other sources. This discounted amount will represent approximately $6.20 per Debenture.

         All of the members (including all of the non-employee members) of the Company's Board of Directors approved the Exchange Offer. For all of the reasons discussed above neither the Board of Directors nor the Special Committee deemed it necessary to retain an unaffiliated representative to act solely on behalf of unaffiliated Shareholders with regard to structuring the Exchange Offer. The two members of the Special Committee have indicated that they will exchange their Shares for Debentures only if at least 95% of the currently 963,307 issued and outstanding Shares owned by non-affiliates are tendered and exchanged in the Exchange Offering (see "Conduct of the Company's Business After the Exchange Offer" below).

         Factors Considered by the Board. Part of the Board's purpose in engaging Goelzer was to obtain an independent estimate of the fair value of our Common Stock on a going concern basis. The Board has given weight to the views of Goelzer which are based, in part, on its discounted cash flow analysis, market comparables analysis, payback analysis, benchmark or ratio analysis and leveraged recapitalization analysis, all of which the Board believes are probative of fair going concern value. See "Opinion of Goelzer."

         In conjunction with the opinion of Goelzer, the Board gave considerable weight to the current market prices of our stock, insofar as open market prices are presumptively an accurate determination of the fair value of any stock. The Board took into account the following (1998) market statistics provided by the AMEX and PSEX:

                                      AMEX

                               Trading Prices                    Share Volume
             --------------------------------------------     ------------------
                                                                         Approx.
                                                                         Average
Month        Open     High      Low      Close    Average     Per Month   Daily
---------    ----     ----      ---      -----    -------     ---------  -------
January      2        9 1/4   1 13/16   8 13/16    $8.35         85,500   4,275
February     8 11/16  9 1/4   8 5/8     9          $8.96         59,200   3,116
March        9        9       8         8          $8.46         78,700   3,748
April        7 1/8    8 1/8   7 1/2     7 9/16     $7.68         31,200   1,560
May          7 5/8    8       7 1/2     7 3/4      $7.73         39,500   2,195
June         8        10 1/2  8         8 13/16    $9.66        185,100   8,814
July         8 13/16  9 1/16  8 3/8     8 3/8      $8.72         32,900   1,732
August       8 5/8    10 3/4  8 3/8     9 3/4      $9.71        107,000   5,095
September    9 5/8    10      9 5/8     9 13/16    $9.82         50,800   2,540
October      10       10      5 7/8     6 1/16     $7.62        105,500   6,205
November     6 1/16   8 1/8   5 7/8     7 7/16     $6.94         90,200   4,750

                                      PSEX

                         Trading Prices                           Share Volume
             ------------------------------------             ------------------
                                                                         Approx.
                                                                         Average
Month        Open     High      Low      Close                Per Month   Daily
---------    ----     ----      ---      -----                ---------  -------
January     1 7/8     9 1/4    1 7/8     8 1/2                  6,784      340
February    8 5/8     9 1/8    8 5/8     9 1/8                  5,232      276
March       9         9        8         8                      9,225      420
April       8        8         7 1/2     7 9/16                 5,780      263
May         7 5/8     7 3/4    7 1/2     7 9/16                 1,840       88
June        9 1/8     10 3/8   8 13/16   8 13/16               19,081      868
July        0         0        0         0                        190        9
August      8 5/8     10 3/8   8 3/8     9 3/4                  9,980      475
September   9 5/8     10       9 5/8     10                     1,450       69
October     8 3/4     8 3/4    6 1/4     6 1/4                  1,180       54
November    6 1/16    7 1/2    6 1/16    7 5/16                12,466      623


         In addition, although we anticipate that our financial statements will reflect that the Debentures have an estimated present value of $6.20, as discounted, the Debentures provide for a 22% rate of return (12% rate of return without discount) compared to the Shares which provide no current rate of return. In this regard, the Company has never declared dividends on the Shares.

         The Board gave no material weight in determining the fairness of the transaction to the book value of Common Stock or the liquidation value of our assets. Based on our audited balance sheet at July 31, 1998 and our unaudited balance sheet at October 31, 1998, the book value of the Shares would be only $4.16 and $4.31 per Share, respectively. The Board believes we are more valuable as a going concern.

         In addition to the factors enumerated by Goelzer, the Board considered our business, our current business strategy and our prospects, and current industry, economic and market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Board noted that, to its knowledge, none of our competitors are publicly held, and that we suffer a competitive disadvantage from being required to disclose certain information that privately held companies do not disclose. Furthermore, there exists the threat of a hostile takeover while we are publicly traded. We believe that the more Shares exchanged, the lesser the threat of a hostile takeover.

         Because of its expertise and independence, the Board has placed particular weight on the Goelzer valuation report. However, after considering the factors discussed above and, in particular, the historical market price and illiquidity of the Shares in the public market place, management believes that the terms of the Exchange Offer are fair to exchanging Shareholders.

Opinion of Goelzer

         The Special Committee originally engaged Goelzer to determine a range of fair value of the Common Stock, and, depending on the price determined by the Board, to render an opinion on the fairness of the price to be paid to liquidating Holders in the Reverse Stock Split and Cash Repurchase Plan. We imposed no limitations on Goelzer with respect to the scope of its investigation of us, the preparation of its valuation report or its opinion as to the fairness of the amount of consideration to be paid to Shareholders in the Reverse Stock Split. Goelzer has not been asked to determine the fairness of the Debentures as consideration for the Common Stock in the Exchange Offer.

         In connection with rendering its fairness opinion and valuation report,
Goelzer   conducted   extensive  due  diligence  which  included  the  following activities:

(i) Conducted detailed interviews with our management concerning our history and operating record, the nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

(ii) Inspected our corporate offices and manufacturing facilities in Dale, Indiana;

(iii)Analyzed trading data and market capitalization of our Common Stock for a period of five years as provided by Bloomberg Analytics;

(iv) Analyzed our financial statements and studied our filings under the 1934 Act including the Form 10-K and annual reports for the five full fiscal years ended July 31, 1997, as well as the latest available Form 10-Q for the quarter ended April 30, 1998;

(v) Conducted a search using Bloomberg Analytics for publicly traded companies which could be used as reasonable comparables in determining our fair value. Goelzer searched for companies with similar operations and for companies which are affected by similar economic variables, such as furniture manufacturers;

(vi) Conducted a search for merger and acquisition transactions involving privately held corporations within the woodworking, plastics manufacturing and furniture manufacturing industries using a proprietary database consisting of nearly 3,000 transactions;

(vii)Reviewed studies for both premiums paid in acquisitions of control as well as studies on the lack of marketability for privately held and thinly traded public securities;

(viii) Performed  other  studies,   analyses  and   investigations   as  deemed
     appropriate, including discounted cash flow analysis, market comparables analysis, payback analysis, benchmark or ratio analysis and leveraged recapitalization analysis, as outlined below.

         The following discussion describes the methodologies utilized by Goelzer and, where applicable, updates factual information relied upon by Goelzer in its report and opinion.

         Goelzer utilized a number of methodologies in determining a range of fair value. First, Goelzer completed a discounted cash flow ("DCF") analysis of us and then independently performed a market comparable analysis. The market comparable analysis supported the results of the discounted cash flow analysis. Goelzer also completed a payback analysis and a benchmark analysis in which Goelzer scrutinized the various valuation multiples derived by the DCF analysis. Goelzer is familiar with the multiples being paid for companies of a comparable size with similar general characteristics to us since Goelzer has been engaged in numerous merger and acquisition advisory roles over the last two years, as well as dating back to 1969. Finally, Goelzer analyzed a leveraged recapitalization scenario to ensure all options to the Shareholders were considered.

         The DCF analysis used projections deemed to be reasonable by us and scrutinized by Goelzer. Revenue was projected to increase by 10% per year through year 2004 and by 3% per year thereafter. Material, labor and other costs of goods sold were projected to be 59% of revenue based on historical data. Depreciation was calculated based on historical data and projected capital expenditures. Operating expenses were estimated to increase by 9% per year, 10% less than revenue growth has been historically. The effective tax rate was projected at 39%. Based on our focus on keeping less work-in-process and finished goods inventory and more raw materials inventory and reducing the time period from purchase order to delivery, working capital assumptions included 30 days outstanding for receivables, 140 days of inventory and 36 days outstanding for payables. Capital expenditures were estimated to be between $300,000 and $400,000 annually. The discount factor used by Goelzer in its DCF analysis was 15.28%.

         This analysis produced a point estimate of intrinsic value of $10.22 per Share. The $10.22 per Share point estimate of intrinsic value represents a 24% premium over fair market value per Share of $8.25 on August 7, 1998, the date used by Goelzer in its DCF analysis. The high and low price for the Shares, as reported on AMEX, on August 17, 1998, the last trading day before the announcement of the Reverse Stock Split were both $8.25 as well. However, the high and low price for the Shares, as reported on AMEX, on November 5, 1998, the day prior to the announcement that the Company would be conducting this Exchange Offer were $8.12 and $6.25. This represents a decrease in the high and low prices for the Shares compared to prices as of August 7, 1998 of 1.6% and 24.2%, respectively.

         As noted previously, Goelzer searched for reasonably comparable publicly traded companies. Specifically, Goelzer searched for woodworking and plastic tool companies and smaller wood furniture manufacturing companies. While no single company was ideally comparable, the ultimate sample group of five companies was sufficiently comparable to gain insight into how the public markets were pricing small machinery and furniture manufacturing companies. The five comparable companies were (i) Shopsmith, Inc., a manufacturer and marketer of power woodworking tools primarily for the home workshop, (ii) Devlieg-Bullard, Inc., a diversified industrial business specializing in manufacturing tooling, servicing, upgrading, automating and re manufacturing precision-engineered machine tools and power tools, (iii) DMI Furniture, Inc., a manufacturer and marketer of residential and commercial office wood furniture,
(iv) Flexsteel Industries, Inc., a manufacturer and marketer of wood and upholstered furniture for the recreational vehicle market, and (v) Pulaski
Furniture Corporation, a manufacturer of mahogany bedroom and dining room furniture. The multiples analyzed by Goelzer in its comparison of us were price earnings ("PE") and total invested capital to earnings before interest, taxes, depreciation and amortization ("TIC/EBITDA"). Total invested capital is defined as equity market capitalization plus negotiated third party debt. At $10.22 per Share, the mean of the sample companies' PE ratio was within 5% of ours. Furthermore, the mean of the sample companies' TIC/EBITDA ratio was within 3% of ours at a price of $10.22 per Share.

         Goelzer also found a direct correlation between market capitalization and price multiples. In general, Goelzer found those companies with larger market capitalizations to have higher price multiples. Goelzer believes this correlation is at least partially due to liquidity factors.

         As mentioned previously, Goelzer also conducted a search for reasonably comparable transactions involving privately held companies. While numerous transactions in industries similar to ours were examined, none were deemed to be sufficiently comparable for a variety of reasons including lack of profitability, lack of growth or dissimilar size.

         To further verify the reasonableness of the DCF analysis, a cash flow payback analysis was conducted. At a price of $10.22, a willing buyer could expect to recoup his or her investment in approximately seven years. The majority of investors who consider payback look for a return within five to eight years, depending on the size of the company, the stability of historical earnings and the amount of risk involved in the cash flow projections. All else equal, the longer the payback, the higher the value. Considering our diversified customer base, recent earnings growth and competitive position within our markets, a payback at the upper end of this range is appropriate. A payback of seven years further confirms the reasonableness of the DCF analysis.

         In addition to the payback analysis, Goelzer conducted a benchmark analysis, also known as a ratio analysis. Of the ratios included in the benchmark analysis, Goelzer considers TIC/EBITDA to be the most appropriate ratio for the purpose of comparison because it most accurately reflects operating cash flow. In the majority of corporate equity transactions Goelzer has encountered involving companies the size of us, the price of the transaction before any minority or lack of marketability discount has occurred in the range of 3.0x to 7.0x TIC/EBITDA. Our DCF analysis produced a TIC/EBITDA of 5.6x. Again, considering our competitive position and recent growth, our TIC/EBITDA should be in the middle to upper end of the benchmark range. At 5.6x, the benchmark analysis further confirms the reasonableness of the DCF analysis.

         A leveraged recapitalization scenario was also considered in an effort to ensure all options to the Shareholders had been considered. In a leveraged recapitalization, the Company would borrow heavily to pay the Shareholders a special one-time dividend. After such a transaction, the Company would be much riskier from a financial perspective than it was with a more conservative capital structure. The point estimate of value for this scenario was $9.41 per Share.

         Finally,  Goelzer  was  engaged  to  analyze  us on a  minority  basis;
however, Goelzer studied control premiums paid in the public markets in an effort to be completely thorough. Specifically, Goelzer relied on the most recent study available, Control Premiums and Strategic Mergers by George P. Roach. The article was published in the June 1998 Business Valuation Review. In this study, the author studied 1446 mergers or acquisitions between January 1992 and November 1997. Specifically, he analyzed the control premium in relation to the acquired company's stock price five days before the announcement of the acquisition ("Five Day Premium") and thirty days before the premium ("Thirty Day Premium"). The study also segmented the acquisitions by year and standard industrial code. Overall, the median Thirty Day Premium for all transactions was 35.7% and the Five Day Premium median was 27.0%. In general, the Five Day Premiums were smaller because news of the pending transaction became available in the market. From an average trading price of $8.25, the five and thirty day control premiums indicate a range of value for control of the Company's stock between $10.65 and $11.20. The average trading price for the five day period prior to November 5, 1998 was approximately $6.36, 23% less than the $8.25 price used by Goelzer.

         In conclusion, all of the due diligence and all of the analysis and methodologies supported $10.22 as a reasonable point estimate of intrinsic value for our Common Stock on a minority basis. Goelzer did not assign relative weights to the various analyses. Goelzer's valuation analysis indicated that a price in excess of $10.22 per Share would constitute a fair price in the contemplated Reverse Stock Split and Cash Repurchase Plan.

         A copy of Goelzer's fairness opinion, dated September 2, 1998, is included as Exhibit B to our Proxy Statement concerning the aborted Reverse Stock Split filed with the SEC on October 9, 1998. A copy of Goelzer's valuation report to our Board of Directors, dated August 20, 1998, has been filed as an exhibit to our prior Schedule 13E-3 filed by us with the SEC on September 4, 1998. Copies will be made available for inspection and copying at our principal executive offices during regular business hours by any interested Shareholder or his or her representative who has been so designated in writing. The summary set forth above does not purport to be a complete description of Goelzer's written analysis.

         For its services, including rendering its opinion, we paid a fee of $28,000.

         Neither Goelzer nor, to the best knowledge of Goelzer, any affiliate of Goelzer has had any material relationship in the past five years with us or any of our affiliates, nor is any material relationship contemplated.

Effect on Common Stock, Stock Options and Convertible Debentures

         We have a Non-Qualified Stock Option Plan, an Incentive Stock Option Plan and Convertible Debentures (convertible into Shares). Issuance of the Debentures will have the following effects on the Holders of Shares and the Holders of Shares issuable upon exercise of the options or conversion of the Convertible Debentures:

-- Lack of Public Information. We may terminate the registration of our Shares under the 1934 Act. As a result of such termination, we will no longer be required to file certain disclosure documents (e.g., proxy statements) with the SEC. Although we will be required to continue to file certain reports (annual, quarterly and current reports) until the number of Debenture Holders drops below 300, less information will be available than if we continued to have a class of securities registered under the 1934 Act. Specifically, we would no longer be required to file proxy materials and affiliates would no longer be required to file any individual reports.

-- Lack of a Trading Market. We no longer will meet the requirements for listing on the American Stock Exchange ("AMEX") or the Pacific Stock Exchange ("PSEX") and we intend to delist our Shares. The termination of our 1934 Act registration and our delisting from AMEX and PSEX will cause the public trading market for the Company's stock to disappear.

-- Ongoing Expenses Related to the Debentures. We will incur additional expenses regardless of the number of Shareholders that remain after the Exchange Offer. We will be required to make quarterly interest payments on the Debentures issued pursuant to the Exchange Offer, redeem Debentures when an initial Holder dies and, eventually, payoff or refinance the Debentures when they become due in 15 years.


-- Additional Debt With a Priority of Repayment Upon Liquidation. In the event that we were to liquidate, the Holders of the Debentures would be entitled to receive out of the proceeds of the liquidation, the principal and accrued interest on the Debentures before Shareholders would receive anything.

         As part of this Exchange Offer, we will negotiate with each Holder of our Qualified and Non-Qualified options (other than Kenneth and Linda Susnjara) and offer him or her the right to exchange his or her options for Debentures. The principal amount of Debentures issuable in exchange for the options will equal $11.00 minus the per Share exercise price of the options, multiplied by the number of Shares that would have been issuable upon exercise of the options.

         See  "Risk  Factors  -  Possible   Adverse  Effects  if  You  Remain  a
Shareholder."

Conduct of the Company's Business After the Exchange Offer

         The Company expects its business and operations to continue as they are currently being conducted and, except as disclosed below, the Exchange Offer is not anticipated to have any effect upon the conduct of such business. All persons exchanging their Common Shares will no longer have any equity interest in, and will not be Shareholders of, the Company and therefore will not participate in its future potential or earnings and growth.

         Kenneth J. and Linda S. Susnjara, two of the Company's principal Shareholders, do not intend to exchange their Shares or their Qualified and Non-Qualified options and, accordingly, will continue to be Shareholders after completion of the Exchange Offer. Pursuant to an arrangement with Mr. Susnjara, Edgar Mulzer, the other principal Shareholder of the Company, and Peter N. Lalos and Lee Ray Olinger, two Directors of the Company that own Shares, have agreed that they will exchange all of their Shares for Debentures if at least 95% of the approximately 963,307 currently issued and outstanding Shares owned by non-affiliates are tendered and exchanged in the Exchange Offering. All of the other Executive Officers intend to exchange their Shares and their options for Debentures. The primary purpose for structuring the foregoing parameters is to maximize the number of Shares owned by Kenneth and Linda Susnjara after the Exchange Offer. If 95% of the Shares owned by non-affiliates and all of the Shares owned by Messrs. Mulzer, Lalos and Olinger are exchanged, the Shares owned by Kenneth and Linda Susnjara would represent approximately 84% of the then issued and outstanding Shares.

         Ultimately, the Company's plan is to become a privately held company. To this end, if and when a sufficient number of Shares are exchanged to drop the number of Shareholders below 300, the Company intends to terminate the registration of the Shares under the 1934 Act and the Company's securities will no longer be listed on AMEX or PSEX. In addition, because the Common Stock will no longer be publicly held, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the 1934 Act, and its officers and directors and Shareholders owning more than 10% of the Common Stock will be relieved of the stock ownership reporting requirements and "short swing" trading restrictions under Section 16 of the 1934 Act. However, the Company will be required to continue to file certain reports (annual, quarterly and periodic reports) under the 1934 Act until such time as the number of Debenture Holders drops below 300. At that time, the Company will cease filing information with the SEC ("Go Private"). Among other things, the effect of this change will be a savings to the Company in not having to comply with the requirements of the 1934 Act.

         If and when the Company Goes Private, it expects that it will elect (if it qualifies) to have special tax treatment as an S corporation under the Internal Revenue Code of 1986 (the "Code"). In order to meet the requirements to qualify as an S corporation, the Company would also need to dissolve its foreign subsidiary, Thermwood (Europe) Limited, into the Company. If the Company elects to be taxed as an S corporation, it expects that it will eliminate the payment of income taxes on its earnings. However, the Company's earnings will be taxed directly to its Shareholders whether or not such earnings are distributed. S corporation election will also result in restrictions on the number and types of persons to whom Shareholders can sell or transfer their Shares.

         The Company has never declared a dividend. As an S corporation, the Company anticipates that it will change its dividend policy. The Company would declare annual cash dividends to its Shareholders in such amounts as the Board of Directors of the Company determines to be appropriate which are expected to be at least equal to the amount of taxes the Shareholders will be required to pay on the Company's income.

         Management has discussed establishing an employee bonus plan after it Goes Private which would pay cash bonuses to officers, directors and key employees in order to increase their incentive to work for the Company and to attract and retain capable personnel. Management has not considered the details of such a plan at this time and no written plan has been adopted. Payment of cash bonuses would most likely affect the Company's earnings.

         Finally, the Company anticipates that, after it Goes Private, it will reduce the size of its Board of Directors, over time, to three directors.

         Over the last several years, the Company has engaged in preliminary discussions with various competitors regarding the prospect of a merger or acquisition or entering into a joint venture or manufacturing arrangement. As recently as August 1998, the Company was approached by a representative of an investment banking firm representing a competitor who expressed an interest in discussing a merger, acquisition or other business arrangement. All such discussions were terminated at the preliminary stage and management does not consider them material. Currently, management does not have an interest in any such proposals. Although management is not currently in negotiations with respect to any proposed merger or similar transaction, there is always a possibility that the Company may enter into such an arrangement in the future and the remaining Shareholders of the Company may receive payment for Shares in any such merger or similar transaction greater than the current value of the Debentures.

         Other than as described above, neither the Company nor its management has any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; to sell or transfer any material amount of its assets; to change its Board of Directors or management; to change materially its indebtedness or capitalization; or otherwise to effect any material change in its corporate structure or business.

Financial Effect of the Exchange Offer

         The following pro forma financial information presents the effect on the Company's historical financial position and results of operations assuming completion of the Exchange Offer. The unaudited pro forma balance sheets reflect the transaction as if it occurred on the condensed balance sheet dates. The unaudited pro forma statements of operations reflect the transaction as if it occurred at the beginning of the periods presented.

         The unaudited pro forma balance sheets are not necessarily indicative of what the Company's financial position would have been if the Exchange Offer had been effected on the dates indicated, or will be in the future. The information shown in the unaudited pro forma statements of operations is not necessarily indicative of the results of future operations.

                              THERMWOOD CORPORATION
          CONSOLIDATED CONDENSED BALANCE SHEET - PRO FORMA (UNAUDITED)
                                  July 31, 1998
                (In thousands, except ratios and per share data)


                                         Historical   Adjustments  Pro Forma
                                         ----------   -----------  ---------
ASSETS

Current assets                             $ 8,334         --         8,334
Net property and equipment                   2,647         --         2,647
Other assets                                   343        200 (a)       543
                                           -------     ------       -------

Total assets                               $11,324        200        11,524
                                           =======     ======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                        $ 3,009        200 (a)     3,209
Long-term liabilities                        2,367      7,397 (b)     9,764
                                           -------     ------       -------
                                             5,376      7,597        12,973

Shareholders' equity                         5,948     (7,397)(c)    (1,449)
                                           -------     ------       -------

Total liabilities and
  shareholders' equity                     $11,324        200        11,524
                                           =======     ======       =======


Book value per share                       $  4.16                    (5.76)

Ratio of earnings to fixed charges            9.73                     1.22


                See "Explanation Of Pro Forma Adjustments" below.

                              THERMWOOD CORPORATION
          CONSOLIDATED CONDENSED BALANCE SHEET - PRO FORMA (UNAUDITED)
                                October 31, 1998
                (In thousands, except ratios and per share data)


                                         Historical   Adjustments  Pro Forma
                                         ----------   -----------  ---------
ASSETS

Current assets                            $ 9,118           -        9,118
Net property and equipment                  2,626           -        2,626
Other assets                                  339         200 (a)      539
                                          -------      ------       ------

Total assets                              $12,083         200       12,283
                                          =======      ======       ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                       $ 3,550         200 (a)    3,750
Long-term liabilities                       2,302       7,421 (b)    9,723
                                          -------      ------       ------
                                            5,852       7,621       13,473

Shareholders' equity                        6,231      (7,421)(c)   (1,190)
                                          -------      ------       ------

Total liabilities and
Shareholders' equity                      $12,083         200       12,283
                                          =======      ======       ======

Book value per share                      $  4.31                    (4.55)

Ratio of earnings to fixed charges           8.03                      .71


                See "Explanation Of Pro Forma Adjustments" below.

                              THERMWOOD CORPORATION
          CONSOLIDATED STATEMENT OF OPERATIONS - PRO FORMA (UNAUDITED)
                        For the year ended July 31, 1998
                      (In thousands, except per share data)



                                         Historical   Adjustments  Pro Forma
                                         ----------   -----------  ---------
Net sales                                 $21,840            -       21,840
Cost of sales                              12,998            -       12,998
                                          -------      -------      -------
   Gross profit                             8,842            -        8,842

Research and development, marketing,
   administrative and general expenses      6,413          135 (d)    6,548
                                          -------      -------      -------
   Operating income                         2,429         (135)       2,294
                                          -------      -------      -------

Other income (expense):
   Interest expense                          (232)      (1,627)(e)   (1,859)
   Other                                      (31)           -          (31)
                                          -------      -------      -------
   Other expense, net                        (263)      (1,627)      (1,890)
                                          -------      -------      -------

Earnings before income taxes                2,166       (1,762)         404
Income taxes                                 (848)         652 (f)     (196)
                                          -------      -------      -------

   Net earnings                           $ 1,318       (1,110)         208
                                          =======      =======      =======


Weighted average number of shares:
   Basic                                    1,425       (1,180)         245 (g)
   Diluted                                  1,517       (1,267)         249 (g)

Earnings per share:
   Basic                                  $  0.89                       .85
   Diluted                                   0.86                       .83


                   See "Explanation Of Pro Forma Adjustments" below.

                              THERMWOOD CORPORATION
          CONSOLIDATED STATEMENT OF OPERATIONS - PRO FORMA (UNAUDITED)
                   For the three-months ended October 31, 1998
                      (In thousands, except per share data)



                                         Historical   Adjustments  Pro Forma
                                         ----------   -----------  ---------
Net sales                                  $ 5,625          -        5,625
Cost of sales                                3,236          -        3,236
                                           -------     ------       ------
   Gross profit                              2,389          -        2,389

Research and development, marketing,
   administrative and general expenses       1,928        135 (d)    2,063
                                           -------     ------       ------
   Operating income                            461       (135)         326
                                           -------     ------       ------

Other income (expense):
   Interest expense                            (57)      (408) (e)    (465)
   Other                                         6          -            6
                                           -------     ------       ------
   Other expense, net                          (51)      (408)        (459)
                                           -------     ------       ------

Earnings before income taxes                   410       (543)        (133)
Income taxes                                  (192)       201 (f)        9
                                           -------     ------       ------

   Net earnings                                218       (342)        (124)
                                           =======     ======       ======


Weighted average number of shares:
   Basic                                     1,441     (1,183)         258 (g)
   Diluted                                   1,481     (1,219)         262 (g)

Earnings per share:
   Basic                                   $  0.15                    (.48)
   Diluted                                    0.15                    (.48)


                   See "Explanation Of Pro Forma Adjustments" below.

                      EXPLANATION OF PRO FORMA ADJUSTMENTS
                                   (Unaudited)
             (Dollars in thousands, except share and per share data)

(a) Increase in other assets and current liabilities relating to solicitation agent, accounting and legal fees ($200,000) incurred in connection with the issuance of Debentures.

(b) Increase in long-term liabilities as a result of the issuance of 12% Debentures, discounted using an effective rate of 22%, and related issuance costs, and determined as follows:

                                             October 31, 1998      July 31, 1998
                                             ----------------      -------------
Debenture issued:
In settlement of stock options                   $   240             $   240
Upon conversion of bonds payable                     132                 212
Upon exchange of outstanding common shares        12,980              12,941
                                                 -------             -------
                                                  13,352              13,393

Reduction in bonds payable upon conversion
    to common shares                                (106)               (171)
                                                 -------             -------
                                                  13,246              13,222
Less:discount                                     (5,825)             (5,825)
                                                 -------             -------
                                                 $ 7,421             $ 7,397
                                                 =======             =======


(c) Decrease in shareholders' equity as a result of exchange of Common Stock for Debentures and settlement of stock options.

(d) Increase in compensation expense as a result of the issuance of Debentures in settlement of the options to purchase 40,600 shares of Common Stock under the Incentive Stock Option Plan at an average exercise price of $7.748 per share and options to purchase 20,000 shares of Common Stock under the Non-qualified Stock Option Plan at an exercise price of $5.625 per share. The increase in compensation expense represents the excess of the $6.20 discounted value per Debenture over the exercise price of the option being settled.

(e) Increase in interest expense resulting from the issuance of the Debentures with a stated interest rate of 12%, discounted using an effective interest rate of 22%.

(f)  Decrease  in  income  taxes  (37%  effective   rate)  based  on  pro  forma
     adjustments to earnings before income taxes.

(g) Total weighted average number of shares (in thousands) utilized in calculating historical and pro forma earnings per share were determined as follows:

                                               Year ended July 31, 1998                   Three-months ended October 31, 1998
                                      ------------------------------------------        ----------------------------------------
                                            Historical              Pro Forma              Historical              Pro Forma
                                      -------------------       ----------------        ----------------        ----------------
                                       Basic      Diluted       Basic    Diluted        Basic    Diluted        Basic    Diluted
                                      ------      -------       -----    -------        -----    -------        -----    -------
Weighted average shares:
Outstanding                            1,425       1,425        1,425     1,425         1,441     1,441         1,441     1,441
Less pro forma shares
   retired in connection
   with the exchange                       -           -       (1,180)   (1,180)            -         -        (1,183)   (1,183)
                                      ------      ------       ------    ------        ------    ------        ------    ------
Adjusted                               1,425       1,425          245       245         1,441     1,441           258       258
Incremental shares from assumed:
Exercise of dilutive
   stock options                           -          56            -         4             -        17             -         4
Conversion of convertible bonds            -          36            -         -             -        23             -         -
                                      ------      ------       ------    ------        ------    ------        ------    ------
Total weighted average shares          1,425       1,517          245       249         1,441     1,481           258       262
                                      ======      ======       ======    ======        ======    ======        ======    ======

                                 EXCHANGE OFFER

Terms Of The Exchange Offer

         The terms and the conditions of the Exchange Offer are set forth in this Prospectus and in the Letter of Transmittal. Pursuant to these terms and conditions, we will accept any and all Shares validly tendered and not withdrawn prior to 5:00 P.M., New York City time, on the Expiration Date. As of the date of this Prospectus, there were 1,444,709 Shares issued and outstanding. We will issue to each tendering Shareholder one Debenture in the principal amount at maturity equal to $11.00 times the number of Shares tendered by such Shareholder and accepted by us. Holders may tender some or all of their Shares pursuant to the Exchange Offer.

         The terms of the Debentures are described below in "Description of The Debentures And The Indenture."

         Holders of the Shares do not have any appraisal or dissenters' rights under Indiana law or the Indenture (the agreement between the Company and the Trustee) in connection with the Exchange Offer. Generally, appraisal or dissenters' rights are statutory rights that require a corporation to pay shareholders who do not consent to certain major corporate transactions, the fair value of their shares.

         The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the 1934 Act and the rules and regulations of the SEC.

         All Shares received by the Company in the Exchange Offer will be retired and returned to the status of authorized but unissued shares.

         We will have accepted validly tendered Shares when we have given oral (promptly confirmed in writing) or written acceptance notice to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the Debentures from the Company.

         If any tendered Shares are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Shares will be returned, without expense, to the tendering Holder as promptly as practicable after the Expiration Date.

         Holders who tender Shares in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Shares pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

Expiration Date; Extensions; Amendments

         The term "Expiration Date" means 5:00 P.M., New York City time, on ____________ __, 1999, unless we, in our sole discretion, extend the Exchange Offer. If we extend the Exchange Offer, the term "Expiration Date" will mean the latest date and time to which the Exchange Offer is extended.

         To extend the Exchange Offer, we will notify the Exchange Agent of any extension by oral (promptly confirmed in writing) or written notice and we will make a public announcement of the extension prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless otherwise required by applicable law or regulation.

         We reserve the right, in our reasonable discretion:

          (i) to delay accepting any Shares, to extend the Exchange Offer or, if any of the conditions set forth below under "Conditions" exist, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or

          (ii) to amend the terms of the Exchange Offer in any manner.

         Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If we amend the Exchange Offer in a manner that we believe constitutes a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

         Without limiting the manner in which we may choose to make a public announcement of any delay, extension, termination or amendment of the Exchange Offer, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

Procedures For Tendering

         Only a Holder of Shares may tender such Shares in the Exchange Offer. To tender in the Exchange Offer, a Holder of Shares must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Shares (or a confirmation of an appropriate book-entry transfer into the Exchange Agent's account at DTC as described below) and any other required documents, to the Exchange Agent prior to 5:00 P.M., New York City time, on the Expiration Date. To be tendered effectively, the Shares (or a timely confirmation of a book-entry transfer of such Shares into the Exchange Agent's account at DTC as described below), Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 P.M., New York City time, on the Expiration Date. The tender by a Holder will constitute an agreement between such Holder and us in accordance with the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal.

         Book-Entry Transfers. The Exchange Agent has established an account with respect to the Shares at DTC, and any financial institution which is a participant in DTC may make book-entry delivery of the Shares by causing DTC to transfer such Shares into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Shares may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or manually-signed facsimile thereof), properly completed and validly executed with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must in any case be transmitted to and received by the Exchange Agent prior to 5:00 P.M., New York City time, on the Expiration Date at one of its addresses set forth below under "Exchange Agent," or the guaranteed delivery procedure described below must be complied with. The confirmation of book-entry transfer of Shares into the Exchange Agent's Account at DTC as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Exchange Agent. All references in this Prospectus to deposit or delivery of Shares shall be deemed to include DTC's book-entry delivery method.

         The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering Shares stating (i) the aggregate number of Shares which have been tendered by such participant, (ii) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and
(iii) that the Company may enforce such agreement against the participant.

         THE METHOD OF DELIVERY OF SHARES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IF SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR SHARES SHOULD BE SENT TO THE COMPANY.

         Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such Holders.

         Any beneficial owner whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Shares, either make appropriate arrangements to register ownership of the Shares in such owner's name or obtain a properly completed stock power from the registered Holder. The transfer of registered ownership may take considerable time.

         Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Shares tendered pursuant thereto are tendered :

          (i)  by a  registered  Holder who has not  completed  the box entitled
               "Special    Issuance    Instructions"   or   "Special    Delivery
               Instructions" on the Letter of Transmittal; or

          (ii) for the account of an Eligible Institution.

         In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the 1934 Act (an "Eligible Institution").

         If the Letter of Transmittal, any Stock powers or other document required by the Letter of Transmittal are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Shares will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Shares not properly tendered or any Shares our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Shares. Our interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Shares must be cured within such time as we shall determine. Although we intend to notify Holders of defects or irregularities with respect to tenders of Shares, neither we, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Shares will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Shares received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders (or, in the case of Shares delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such Shares), unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

         In addition, we reserve the right in our sole discretion to purchase or make offers for any Shares that remain outstanding subsequent to the Expiration Date or, as set forth below under "Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Shares in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

         Procedure For Option Holders. Holders of the Company's outstanding options (other than Kenneth and Linda Susnjara) who choose to exchange their options for Debentures must complete, sign and date the Option Holder Letter of Transmittal, or a facsimile thereof and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Options and any other required documents, to the Exchange Agent prior to 5:00 P.M., New York City time, on the Expiration Date. To be tendered effectively, the Options Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 P.M., New York City time, on the Expiration Date. The tender by an Option Holder will constitute an agreement between such Holder and us in accordance with the terms and subject to the conditions set forth in this Prospectus and in the Option Holder Letter of Transmittal.

Acceptance of Shares; Delivery of Debentures

         Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will, promptly after the Expiration Date, accept all Shares properly tendered and will promptly thereafter issue the Debentures. See "--Conditions." For purposes of the Exchange Offer, the Company shall be deemed to have accepted the Shares tendered for exchange when, as and it the Company has given oral or written notice thereof the Exchange Agent, with written confirmation of any oral notice to be given promptly thereafter. The Exchange Agent will act as agent for the tendering Holders of the Shares for the purposes of receiving the Debentures from the Company and delivering them to such Holders.

Guaranteed Delivery Procedures

         Holders who wish to tender their Shares and:

          (i)  whose Shares are not immediately available; or

          (ii) who cannot deliver their Shares (or a confirmation of book-entry transfer of Shares into the Exchange Agent's account at DTC), the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date; or

          (iii)who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

               (a)  the tender is made by or through an Eligible Institution;

               (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder of such Shares and the principal amount of Shares tendered, stating that the tender is being made thereby and guaranteeing that, within three AMEX trading days after the Expiration Date, a duly executed Letter of Transmittal (or facsimile thereof) together with the Shares (or a confirmation of book-entry transfer of such Shares into the Exchange Agent's account at DTC), and any other documents required by the Letter of Transmittal and the instructions thereto, will be deposited by such Eligible Institution with the Exchange Agent; and

               (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), and all tendered Shares in proper form for transfer (or a confirmation of book-entry transfer of such Shares into the Exchange Agent's account at DTC) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three AMEX trading days after the Expiration Date.

         Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Shares according to the guaranteed delivery procedures set forth above.

Withdrawal Of Tenders

         Except as otherwise provided herein, tenders of Shares may be withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date.

         To withdraw a tender of Shares in the Exchange Offer, the Exchange Agent must receive a written or facsimile transmission notice of withdrawal at its address set forth herein prior to 5:00 P.M.. New York City time, on the Expiration Date. Any such notice of withdrawal must:

          (i) specify the name of the person having deposited the Shares to be withdrawn (the "Depositor");

          (ii) identify the Shares to be withdrawn (including the certificate number or numbers and principal amount of such Shares);

          (iii)be signed by the Holder of such Shares in the same manner as the original signature on the Letter of Transmittal by which such Shares were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Exchange Agent with respect to the Shares register the transfer of such Shares into the name of the person withdrawing the tender; and

          (iv) specify the name in which any such Shares are to be registered, if different from that of the depositor. If the Shares have been delivered pursuant to the book-entry procedure set forth above under "-- Procedures for Tendering," any notice of withdrawal must specify the name and number of the participant's account at DTC to be credited with the withdrawn Shares.

         All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. Any Shares so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Debentures will be issued with respect thereto unless the Shares so withdrawn are validly retendered. Properly withdrawn Shares may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

         Any Shares which are tendered but which are not accepted due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned as soon as practicable to the Holder thereof without cost to such Holder (or, in the case of Shares tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Shares will be credited to an account maintained with such Book-Entry Transfer Facility for the Shares).

Conditions

         Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange Debentures for, any Shares, and may terminate the Exchange Offer as provided herein before the acceptance of such Shares, if:

(a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company, or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

(b) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

(c) any law, statute, rule or regulation is proposed, adopted or enacted, which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

(d) there shall have occurred (i) any general suspension of trading in, or general limitation on prices for, securities on the AMEX, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority that adversely affects the extension of credit to the Company or (iii) a commencement of war, armed hostilities or other similar international calamity directly or indirectly involving the United States; or, in the event that any of the foregoing exists at the time of commencement of the Exchange Offer, a material acceleration or worsening thereof; or

(e) any governmental approval has not been obtained, which approval the Company shall in its reasonable judgment deem necessary, for the consummation of the Exchange Offer as contemplated hereby.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

           If the Company determines in its sole reasonable judgment that any of the conditions are not satisfied, the Company may:

          (i) refuse to accept any Shares and return all tendered Shares to the tendering Holders thereof (or, in the case of Shares delivered by book-entry transfer within DTC, credit such Shares to the account maintained within DTC by the participant in DTC which delivered such Shares);

          (ii) extend the Exchange Offer and retain all Shares tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders thereof to withdraw such tenders of Shares (see "Withdrawal of Tenders" above); or

          (iii)waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Shares which have not been withdrawn.

            If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders of its Common Stock, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders of Common Stock, if the Exchange Offer would otherwise expire during such five to ten business day period.

Exchange Agent

         American Stock Transfer and Trust Company has been appointed as Exchange Agent for the Exchange Offer. All executed Letters of Transmittal and Notices of Guaranteed Delivery should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

American Stock Transfer and Trust Company,  Exchange Agent

         By Mail, Hand or Overnight Courier:       Facsimile Transmission Number
                  40 Wall Street                   (Eligible Institutions only):
                  New York, New York 10005         (718) 234-5001

                                                   To Confirm Facsimile
                  (If by Mail, Registered or       or for Information Call
                  Certified Mail Recommended)      (718) 921-8200

         Delivery of a the Letter of Transmittal and/or other requisite documents to an address other than as set forth above does not constitute a valid delivery.

 Fees And Expenses

         The Company will bear the expenses of soliciting tenders. The principal solicitation is being made by Dirks, the Solicitation Agent. Dirks will receive a fee of $100,000 plus a solicitation fee equal to 2% of the face value of all Debentures issued in the Exchange Offer other than Debentures issued to Shareholders whose total holdings are more than 10% of the Company's outstanding Common Stock.

         The Company also will pay the Exchange Agent reasonable and customary fees for services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

         The Company will pay the cash expenses to be incurred in connection with the Exchange Offer. Such expenses include brokerage (solicitation) commissions, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

         The Company will pay all transfer taxes, if any, applicable to the exchange of Shares pursuant to the Exchange Offer. If, however, Debentures or Shares for principal amounts not tendered or accepted for exchange are to be registered, or are to be issued in the name of, or delivered to, any person other than the registered Holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Shares pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

         The Company estimates that it will incur the following costs in connection with the Exchange Offer:

                  Filing fees                          $   ______
                  Legal fees                               ______
                  Accounting fees                          ______

                  Transfer and exchange agent fees         ______
                  Trustee fees                             ______
                  Fees for valuation                       ______
                  Printing and mailing costs               ______
                  Exchange solicitation costs              ______

                  Total                                $   ______

         Final costs of the transaction may be more or less than these estimates. The Company plans to fund these costs from its cash reserves, cash from operations and its line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." -

 Accounting Treatment


         The Debentures will be recorded at face value, discounted using an appropriate market rate of interest, with a corresponding decrease in shareholders' equity. Accordingly, no gain or loss will be recognized in connection with the transaction. The costs incurred in connection with the issuance of the Debentures will be amortized over the term of the Debentures.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table summarizes certain historical consolidated financial data which has been derived from the Company's unaudited condensed consolidated financial statements for the quarters ended October 31, 1998 and 1997 and the audited consolidated financial statements for each of the years in the five-year period ended July 31, 1998. Per Share numbers and weighted average number of Shares have been adjusted to reflect the Company's 1-for-5 reverse stock split which took effect on January 5, 1998. For additional information, see "Consolidated Financial Statements of the Company," commencing on page F-1. The pro forma financial information illustrates the effect of: (i) the exchange of Shares for Debentures; (ii) settlement of certain outstanding options; and
(iii) exchange of Shares issuable upon conversion of convertible debentures outstanding, as if these events had occurred as of the dates and for the periods listed in the following tables. For more detailed information on the pro forma effects of these events, see the pro forma financial information and the "Explanation Of Pro Forma Adjustments" in "Special Factors -- Financial Effect of the Exchange Offer."


Selected Statement of           Quarter ended October 31,                       Fiscal Year Ended July 31,
  Operations Data:             --------------------------      ----------------------------------------------------------
(in thousands except           Proforma                        Proforma
  per share date)                1998     1998      1997         1998        1998      1997      1996      1995     1994
                               -------   ------   -------      --------   --------   -------   -------   -------   ------
Sales, less commissions        $ 5,625   $5,625   $ 4,805      $ 21,840   $ 21,840   $17,779   $12,636   $12,314   $9,985
Gross profit                     2,389    2,389     2,043         8,842      8,842     6,906     4,925     4,786    3,579
Eamings before income taxes       (133)     410       558           404      2,166     2,055     1,174     1,140      136
Earnings from continuing
  operations                      (124)     218       355           208      1,318     1,236     2,334     2,350      136
Net earnings                      (124)     218       355           208      1,318     1,236     2,334     2,350      208
Earnings before interest
  income taxes, deprecation
  and amortization             $   437  $   572   $   688      $  2,631   $  2,766   $ 2,469   $ 1,589   $ 2,022   $  922
                               =======   ======   =======      ========   ========   =======   =======   =======   ======
Earnings per share:
     Basic                     $ (0.48)  $ 0.15   $  0.22      $   0.85   $   0.89   $  0.70   $  1.63   $  1.92   $  ---
     Diluted                   $ (0.48)  $ 0.15      0.21      $   0.83   $   0.68   $  0.69   $  1.45   $  1.49   $  ---
                               =======   ======   =======      ========   ========   =======   =======   =======   ======
Weighted average number
 of shares:
Basic                              258    1,441     1,409           245      1,425     1,349     1,231     1,030    1,030
Diluted                            262    1,481     1,535           249      1,517     1,446     1,437     1,451    1,030
Cash dividends declared
 per common share                  ---      ---       ---           ---        ---       ---       ---       ---      ---


                                       October 31,                                        July 31,
Selected Balance Sheet Data:    --------------------------      ----------------------------------------------------------
(in thousands except           Proforma                        Proforma
  per share date)                1998     1998      1997         1998        1998      1997      1996      1995     1994
                               -------  -------   -------      --------   --------   -------   -------   -------   ------
Total assets                   $12,283  $12,083   $11,434      $ 11,524   $ 11,325   $11,273   $ 8,766   $ 7,527   $5,418
Working capital                  5,368    5,568     5,454         5,125      5,324     5,080     3,791     2,811    1,706
Long-term obligations            9,723    2,302     2,750         9,764      2,367       285       709     1,870    1,862
Shareholders' equity (deficit)  (1,190)   6,231     4,950        (1,449)     5,948     7,087     6,275     3,437    1,456

Book value per share           $ (4.55) $  4.31   $  3.49      $  (5.76)  $   4.16   $  5.06   $  4.80   $  3.37   $ 1.41

Ratio of eamings to
  fixed charges                   0.71     8.03     20.61          1.22      10.16     24.14      9.44      4.53     1.30



         For a discussion of the tax consequences of exchanging Shares for Debentures, see " Federal Income Tax Consequences."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following information is intended to assist you in understanding and evaluating the financial condition and results of operations of the Company for the years ended July 31, 1998 and 1997, and the three month periods ended October 31, 1998 and 1997. The information in this section should be read in conjunction with the Company's Consolidated Financial Statements and the accompanying Notes thereto and the "Selected Consolidated Financial Data."

Results of Operation

Quarter ended October 31, 1998 Compared to Quarter ended October 31, 1997


         Net sales for the quarter ended October 31, 1998 were $5,625,222, an increase of 17% over the quarter ended October 31, 1997. Gross profit for the quarter ended October 31, 1998 was $2,389,388, an increase of 17% over the quarter ended October 31, 1997. This increase was due primarily to increased orders and shipments of product. Cost of sales as a percentage of net sales was 57.52%, approximately the same as for the quarter ended October 31, 1997.

         Research and development, marketing, administrative and general expenses were $1,928,098 during the quarter ended October 31, 1998 compared with $1,468,373 during the quarter ended October 31, 1997. These expenses were the primary reason for the reduced operating profit of $461,290 compared to $574,479 for the same period in fiscal year 1998. The 31% increase in these expenses resulted in a 20% decrease in operating profit. Research and development, marketing, administrative and general expenses were 34% of net sales for the quarter ended October 31, 1998 compared to 31% for the same period of fiscal 1998. Expenses for the first quarter of fiscal 1999 were at a higher level as a percentage of sales as a result of increased European expenses, marketing expenses and salary increases. Legal and professional fees were also higher due to the attempted reverse stock split.

         Interest expense in the first quarter of fiscal year 1999 was $56,921, an increase of approximately $31,000 from the first quarter of fiscal 1998. This increase in interest expense is due to interest on a $2,500,000 loan which was entered into by the Company in October 1997.

         Earnings from continuing operations before income taxes in the first quarter of fiscal year 1999 were $410,721 compared to $557,665 in the first quarter of fiscal year 1998, or a decrease of approximately 26%. Federal income taxes were accrued in the amount of $192,026. Accrued taxes lowered earnings to a net of $218,695 compared to $355,039 in the first quarter of fiscal 1998.

Fiscal Year ended July 31, 1998 Compared to Fiscal Year ended July 31, 1997

         Net sales for fiscal year 1998 were $21,839,529, an increase of 23% from fiscal year 1997. This increase was due primarily to increased orders and shipments of product and a full year of European sales. European sales for fiscal 1998 (the first full year of European operations) were $1,734,716 or approximately 8% of total gross sales. Machine sales consisted of $20,199,191 or 81% of total gross sales. Technical services were $4,657,784, or 19% of total gross sales. Backlog decreased from $4,080,000 at July 31, 1997 to $3,029,000 at July 31, 1998. Management attributes the decreased level of orders at July 31, 1998 to a slowdown in capital purchasing because of a slower economy. Also, traditionally sales are slower before the International Woodworking Fair, a furniture industry trade show, which was held in August 1998.

         Gross profit for fiscal year 1998 was $8,841,623. The percentage of current year gross profit to net sales increased from 38.84% in fiscal year 1997 to 40.48% in fiscal year 1998. Gross profit for the European operations for fiscal year 1998 was $695,121 compared to $374,021 for fiscal 1997. The percentage of current year gross European profit to net sales increased from 36.12% in fiscal year 1997 to 40.07% in fiscal year 1998. For fiscal year 1998, gross profit was positively affected by the continued use of more efficient production methods, including in-house fabrication of components previously purchased outside the Company. Improved efficiency also was attributed to an addition to the production facility of approximately 20,000 square feet, allowing better production flows, methods and processes including the purchasing and storage of larger quantities of steel for fabrication at the Dale facility.

         Research and development, marketing, administrative and general expenses were $6,413,160 in fiscal year 1998, compared to $4,794,563 in fiscal year 1997. Research and development expenditures aggregating $314,000 in fiscal year1998 compared to $216,000 in fiscal year 1997 are included in the foregoing amounts. The major portion of the increased research and development, marketing and administrative and general expenses from 1997 to 1998 was attributable to European operations which commenced in fiscal year 1997. These expenses amounted to $1,052,000, or 16% of total expenses in fiscal 1998 compared to $570,000, or approximately 12% of total expenses in fiscal year 1997. A portion of the increased European expense was approximately $100,000 due to the operations of an office in Vienna which management closed in September 1998. An approximate $650,000 increase in wages and benefits (due to additional personnel and salary increases) and an approximate $300,000 increase in advertising and marketing efforts also contributed to the higher level of expenses.

         Interest expense for fiscal year 1998 was $231,747, an increase of $156,061 from 1997. This increase is due to interest on a $3.5 million line of credit from a bank. The Company used a major portion of the proceeds from this line of credit to repurchase Preferred Stock in the amount of $2,546,320.

         Operating income for fiscal year 1998 was $2,428,463 compared to operating income of $2,111,353 in 1997. The increase in operating income in 1998 over 1997 resulted primarily from increased sales. The European operations had an operating loss of $356,644 for fiscal year 1998 compared to $195,971 for 1997. Fiscal year 1998 net earnings were $1,317,886, compared to net earnings of $1,235,824 in 1997. Income tax expense for fiscal year 1998 was $848,000 compared to $819,000 for fiscal year, 1997

         The Company has income tax net operating loss carryforwards of approximately $529,000, which expire in the years 2008 and 2009. It also has other tax credits of lesser value which appear in Note I of Notes to Financial Statements.

Liquidity and Capital Resources

         At October 31, 1998 the Company's working capital was $5,567,615, as compared to $5,324,458 at July 31, 1998 and $5,080,310 at July 31, 1997. The
increase in working capital from July 31, 1998 to October 31, 1998 was due to cash generated from operations. Backlog at October 31, 1998 was approximately $2,521,000 or $500,000 lower than the $3,029,000 backlog at July 31, 1998.

         At July 31, 1998, inventories had increased approximately $800,000 as compared to July 31, 1997, due to increased in-house processing of components; however, accounts receivable decreased from July 31, 1997 primarily due to lower sales in July 1998 compared to July 1997. Cash also decreased approximately $400,000 and was used primarily to pay accounts payable and other liabilities.

         The Company had a positive cash flow from operating activities for the 1998 fiscal year in the amount of $1,222,952. Net earnings of $1,317,886, along with the add back of other non-cash expenses such as depreciation and amortization of $368,261, and a decrease in accounts receivable contributed to a positive cash flow for the 1998 year. However, an increase in inventories and payments of accounts payable and other liabilities used cash resources. During the first quarter of 1999, the Company had positive cash flow of $149,981. Net earnings of $218,695 plus depreciation and amortization of $103,570 contributed to the positive cash flow for the quarter. Cash used by operating activities during this quarter increased by $373,098 in accounts receivable and $271,803 in inventories.


         During the 1998 fiscal year, the Company's investing activities consisted primarily of a 20,000 square foot addition to the production area and additional machinery purchased to increase efficiency and capacity. Expenditures for fixed assets during the first quarter of fiscal 1999 consisted of normal replacements and purchases of labor-saving equipment for production. Management anticipates that expenditures for the remainder of the 1999 fiscal year will be consistent with expenditures during the first quarter of fiscal 1999.

         Shareholders' equity increased from $5,948,100 at July 31, 1998 to $6,230,910 at October 31, 1998. A total of 13,600 shares of common stock at a price of $5 per share were converted from the outstanding convertible debentures during the quarter ended October 31, 1998 for an increase to shareholders' equity in the amount of $63,758, net of discount and issuance costs. During fiscal years 1998 and 1997, respectively, a total of 24,000 and 92,400 Shares at a price of $5 per share were converted from the outstanding convertible debentures to increase shareholders' equity by $108,351 and $408,881, net of discount and issuance costs.

         During fiscal 1998, cash flows from financing activities included $43,255 for dividend payments on Preferred Stock and redemption of $2,546,320 of Preferred Stock. A line of credit in the amount of $3,500,000 was established at a bank (see below). At July 31, 1998 and October 31, 1998, approximately $2,196,320 had been utilized primarily for the redemption of the Preferred Stock.

         The Company has a one-year $3,500,000 revolving secured line of credit (the "line") with DuBois County Bank that expired in October 1998, but has been extended through January 1, 2002. The outstanding balance on the line bears interest at a variable rate equal to the Money Market Prime index. Interest is payable monthly. Principal and all unpaid and accrued interest is due and payable on January 1, 2002. Management anticipates, but cannot assure, that, at the end of the term, the Company and Bank will enter into a new line and transfer any outstanding loan balance to the new line. The line is secured by the Company's assets. In the event of a default, as defined in the line, the Bank has the right to accelerate payments under the line and possess and sell the collateral. Events of default under the line include: (i) failure of the Company to make any payments under the line when due; (ii) failure of the Company to comply with conditions in the line; (iii) false or misleading representations by the Company in the line; (iv) the insolvency of the Company or certain other events related to insolvency or bankruptcy; and (v) materially adverse changes in the Company's financial condition. As of November 30, 1998, the Company's outstanding principal balance under the line was approximately $2,196,320.

Effects of the Exchange Offer

         Assuming Shareholders exchange 1,183,309 Shares for approximately $13,016,400 aggregate principal amount of Debentures, the Company exchanges 60,600 of its outstanding options for approximately $239,539 aggregate principal amount of Debentures and Holders of the Company's existing convertible debentures convert their debentures into 22,600 Shares and then exchange these Shares for approximately $233,550 aggregate principal amount of Debentures, on a pro forma basis as of October 31, 1998, the Company would realize increases in current and long-term liabilities of approximately $200,000 and $7,421,000, respectively, due to the increase in interest expense resulting from the issuance of the Debentures, using a discounted effective interest rate of 22% rather than the stated 12% interest rate, and the related increase in accrued expenses, net of income taxes. Shareholders' equity would decrease by approximately $7,313,000 and the per share book value would decrease from $4.31 per share to approximately $(4.14) per share. Interest expense for the quarter ended October 31, 1998 would increase by approximately $402,000 and net earnings would decrease by approximately $261,000.

Recent Accounting Pronouncements

         In June of 1997, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards, No. 130, Reporting Comprehensive Income, (FAS 130), and No. 131, Disclosures About Segments of an Enterprise and Related Information, (FAS 131), effective for years beginning after December 15, 1997. In February 1998, FASB issued Statement of Financial Accounting Standards, No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, (FAS 132), effective for years beginning after December 15, 1997. FAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. FAS 131 establishes standards for reporting information about operating segments and the methods by which such segments were determined. FAS 132 establishes standards for reporting disclosures about pensions and postretirement benefit plans.

         In August, 1998, the Company adopted FAS 130, FAS 131 and FAS 132; however, the adoption has not had a material effect on the consolidated financial statements.

Year 2000 Issues.

         Many currently installed computer systems and software products use two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to track inventory, issue purchase orders, write checks or engage in similar normal business activities.

         During the fiscal year ended July 31, 1998, we began a risk evaluation of potential Year 2000 issues and formed a Year 2000 Committee which consists of the Chief Executive Officer, Vice-President of Engineering, Information Systems Manager and two other employees. The committee's purpose is to assess all risks, analyze current systems, coordinate upgrades and replacements and report the current and projected status of all known Year 2000 compliance issues.

         During the assessment phase, we identified computer-related systems and software vendors with potential Year 2000 problems. In the first quarter of fiscal 1999, we began corresponding with the vendors that had not supplied Year 2000 statements, requesting the Year 2000 compliance status of their products. Responses received to date from vendors have not indicated any Year 2000 problems. We know of alternative vendors should our current vendors fail to perform due to Year 2000 problems; however, use of some of these vendors would be inconvenient and could be costly. Moreover, we have not contacted these alternate vendors to determine whether they are Year 2000 compliant.

         We know of one mission-critical system, the inventory shop floor control software, that is not Year 2000 compliant. Although, this system has a Year 2000 certified replacement product, implementation of this replacement product would require us to re-input all current data. As a result, we have decided to purchase a different system that is Year 2000 compliant and, in our judgment, superior to the current system we are using. We anticipate that the new system will arrive during the second quarter of fiscal 1999, at which time we will begin to input current data. We are currently installing upgrades to the non-mission critical systems and should complete the upgrade by the end of the second quarter of fiscal 1999.

         We estimate that the replacement or remedial costs for our Year 2000 compliance issues will be less than $150,000 and will consist of software and hardware upgrades that include new features which are combined with Year 2000 corrections. These costs will be expensed as incurred or capitalized and depreciated, as appropriate.

         We have tested the machine control systems and related computer software, which we sell and we believe that such equipment is Year 2000 compliant.

         We estimate that the worst case Year 2000 issue scenario would occur if the current software vendors would be unable to deliver upgrades, At that point, we would look to alternative vendors. We have not established a formal contingency plan should we fail to become Year 2000 compliant. We will continue, however, to evaluate our status and will plan additional activity as it appears warranted.

                                    BUSINESS

General


         The Company manufactures computer-based systems and equipment for the woodworking and plastics industries. It has developed and produces, markets and services the following systems and equipment: (i) computer-controlled (CNC) routing machines that perform high speed machining, trimming and routing functions on wood, plastic and certain non-ferrous metals; (ii) wood carving computer controlled routing systems; and (iii) products that support the above machines including programming software and hardware, training tapes, tooling, fixtures and other consumable items.

         The Company's industrial products perform certain production functions or automate specific tasks accomplished in factories. These products are used in a variety of manufacturing operations. For instance, the CNC routing machines are primarily employed to cut or machine materials such as wood, plastic and non-ferrous metal into final shape. The wood carving computer controlled routing systems carve wood components such as chair legs and bed posts used in furniture manufacturing.

Industry Background

Flexible Automation

         Prior to the availability of microprocessor-based machinery control systems, there were only two alternatives to automating the industrial process: a manual operation using humans to manipulate tools; or "hard automation" employing dedicated automatic machinery. High initial cost and limited flexibility have made hard automation suitable only for applications involving large volumes of identical parts. Smaller volumes of parts were traditionally produced by using human labor, hand tools or machine tools operated manually.

         In today's marketplace, competitive pressures demand a greater variety of products. Due to demographic and economic factors, neither hard automation nor manual labor appears to be a feasible means of meeting this manufacturing requirement.

         The gap between hard automation and manual labor is currently being filled by a variety of flexible automation equipment. This equipment is often better suited to small and medium volumes of parts and is usually designed to perform a number of tasks utilizing the same computer-controlled machine.

         Flexible automation equipment is manufactured in a variety of forms and addresses a number of applications. Specific markets have developed for certain classes of equipment with a number of vendors offering products in each of these niche markets. Many vendors, including the Company, build products that service several of the markets.

         Flexible automation equipment is more economically feasible during times when increased production capacity is required or when older, obsolete or otherwise less competitive equipment is being replaced. Accordingly, demand for this equipment usually increases during periods of economic growth and decreases during periods of economic recession.

Products

CNC Routers

         The Company's CNC Routers are high-speed computer controlled, fully automatic machining centers. These centers are designed to perform a variety of tasks such as routing and shaping wood parts, trimming of three dimensional plastic parts, machining of aluminum honeycomb, drilling and high speed machining of aluminum both vertically and horizontally, mortising (i.e., cutting square holes in furniture), and sawing and squaring (i.e., cutting inside square corners). They generally operate over larger table areas and at higher speeds than do conventional machine tools but cannot machine the heavy materials and large cross sections that standard metalworking machine tools are capable of doing.

         These systems utilize the Company's proprietary SuperControl system and consist of one or more high speed cutting, drilling or machining heads and related tooling which move around a table under computer control to perform programmed operations. There are two basic types of systems, one where the table is fixed and the cutting heads move both left and right and back and forth, and the other where the table moves back and forth and the cutting heads move only left and right. Both systems permit the heads to reach all points on the table. Cutting is accomplished by metal bits, drills and blades. Additional motions or axes, which permit the head to both pivot and rotate, can be installed, thereby making three-dimensional cuts. Multiple and varying cutting and drilling heads can be added, allowing a number of different machining operations to be accomplished in a single cycle or multiple parts to be machined simultaneously.

         Currently the Company markets six standard CNC router systems of varying sizes and capabilities that are generally offered as standard designs. Because a number of table sizes, configurations, tooling and other options are available, most of these designs are combinations of standard components rather than totally new designs.

         The CNC router systems are utilized principally in the woodworking, plastics, boating and automotive industries. Current prices to end users range from approximately $39,000 to over $200,000 per system. The average price of a standard system is approximately $100,000. Sales of the CNC router systems were approximately 79% of total sales of the Company in fiscal year 1998.

Robotics Systems

         During fiscal year 1996 the Company developed a wood carving routing system which has replaced the older Wood Carving Robot. The new system uses automatic tracers to create the carving program, eliminating the need for an experienced wood carver. In addition, the new system is faster and automatically changes tools. The old system required manual changing and adjustment of tools. Retail prices for the Wood Carving Router are approximately $150,000. Sales of the new system were approximately 3% of total machine sales for the 1998 fiscal year.

Probe

         During year ended July 31, 1996 the Company introduced a new five-axis probe system which significantly reduces the time required to program machining of three-dimensional plastic parts. The Company has obtained patents involving the technology underlying this new probe system. This product is also being offered for use on machines built by the Company's competitors, provided their control system is upgraded to the Company's 91000 SuperControl. The probe sells for approximately $15,000.

Tooling

         During fiscal year 1997 the Company introduced new tooling for its woodworking line of CNC routers. This new tooling includes a low-cost piggyback router and a low-cost 8-position turret. These products are priced at approximately $5,000 for the piggyback router and $12,000 for the turret. Sales of these products in fiscal year 1998 were approximately $570,000. Management hopes that these new offerings will allow the Company machines to penetrate new markets, however, no assurance to this effect can be given.

SuperControl  Systems

         The Company designs and manufactures its own CNC systems that it uses for sale with its own automated industrial equipment. It currently manufactures version 91000 of the SuperControl CNC system. The SuperControl CNC system operates the various movements of the equipment in response to programs developed by the operator.

Marketing

         The market for CNC routers can be divided into a large number of applications in a variety of industries. The Company seeks to produce industrial products that address specific applications in a variety of industries. It also attempts to provide, standard systems that require little or no engineering input from the end user. These systems are designed for easy installation, programming and use and may be operated and maintained by existing plant personnel without extensive training or technical background.

         The Company's systems are currently designed to operate at higher quality and reliability levels than earlier versions of these products. In addition, the Company strives to support these systems with improved technical services and assistance. Although the Company's marketing strategy has involved emphasis on small to medium-sized companies, the Company has also received orders from larger companies.

         The Company generally sells its products through the assistance of dealer networks established throughout North America and Europe. Dealers assist the Company in making sales and are paid on a commission basis for this service. Commissions generally range from 15% to 20% of the Company's published retail prices. As of November 30 31, 1998 the Company had 14 authorized dealers marketing its industrial products. The Company usually requires each dealer to execute a non-exclusive written agreement. A dealer is required to sell one machine within each six-month period in order to retain its dealership. Most dealers concentrate their sales efforts in specific geographical areas and in particular industries such as woodworking or plastics, and sell only one of the Company's product lines. However, some market and sell products to more than one industry and sell both the CNC router systems and the Company's line of Wood Carving Routers.

         One dealer, Automation Associates Incorporated, accounted for approximately 21% of the Company's sales for the fiscal year ended July 31, 1998. See "Certain Transactions" for information relating to the Company's agreement with Automation Associates Incorporated, a corporation owned by the Company's president and his wife who is also an officer and director. This dealer sold to 39 different customers, none of which accounted for 10% or more of the Company's sales in the fiscal year ended July 31, 1998. Automation Associates Incorporated sold to seven customers for a total of 13% of the Company's sales during the first quarter of fiscal 1999.

         One other dealer, CNC Automation, accounted for approximately 11% of the Company's business during the 1998 fiscal year. This dealer sold to 19 different customers, none of which accounted for 10% or more of the Company's sales in the fiscal year ended July 31, 1998. No other dealer accounted for 10% or more of the Company's business for the fiscal year. The loss of any large dealer could have a materially adverse effect on the Company's business. Three dealers accounted for more than 10% each of the Company's sales during the quarter ended October 31, 1998. CNC Automation accounted for 15% of the Company's business during this quarter while Index, Inc. and Programmed Productivity, Inc. each accounted for 16% of the Company's sales. CNC sold seven machines, Index sold five and PPI sold eight machines during this time.

         The Company has a wholly-owned subsidiary, Carolina CNC, Inc., a North Carolina corporation, which conducts sales in the southeastern region of the United States.

         The Company also has a wholly-owned subsidiary, Thermwood (Europe) Limited, a United Kingdom company, which operates a sales offices in England for conducting sales to the European Community. During the 1998 fiscal year, the Company had an operating loss of $356,644 in connection with its European operations. Neither of the foreign sales offices generated a profit. The Company had an office in Vienna which it closed in September 1998. Sales of machines and services in fiscal year 1998 were approximately $1,735,000, or 8% of total sales.

         Typically, the Company seeks to develop sales leads through advertising in trade magazines and product exhibitions at selected trade shows. The Company then furnishes such leads to dealers in the geographic area where the potential customer is located. It also supplies the dealers with promotional materials and sales aids, including product literature, a dealer's manual, news letters, press releases and advertising, technical briefs, sales incentive programs and video tapes of product demonstrations. The Company assists its dealers by providing training for them and their customers. The Company encourages trainees and potential customers to visit its manufacturing facilities where it maintains areas and machinery to demonstrate the operation and use of its products.

Technical Services

         Management believes that providing extensive and ongoing technical services to customers is essential for the success of small and medium-sized companies. Accordingly, the Company offers a variety of technical services through its Technical Services Division. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. Technical services are marketed to current customers as well as to companies that purchase the Company's equipment in the used market. Sales and service by the Technical Services Division in fiscal year 1998 and the first quarter of fiscal year 1999 accounted for approximately 19% and 21%, respectively, of total sales. A toll-free service line is maintained for the use of all owners of the Company's equipment.

         The Technical Services Division offers customers an Advanced Support Program for the Company's CNC routers. Under this program, in exchange for a monthly fee, customers receive an ongoing labor warranty (customer pays travel and expenses), a 20% discount on spare parts and upgrades, an ongoing material warranty on control system components and annual software updates. As of October, 1998 there were 18 customers participating in this program. The Company has incurred no significant expenses or problems in servicing its products.

Product Development

         Much of the Company's product development effort during the last two years has been directed toward development of a variety of cutting and machining heads for use on the CNC router line of equipment. This development is continuing in an effort to broaden the capability of the equipment and thus increase market size for these products. In addition, the Company has an ongoing program to reduce the manufacturing costs of its products and pass these reductions on to customers in the form of price decreases.

         The Company has completed efforts to add the capability of performing three-dimensional woodcarving to its entire CNC router line. The resulting system produces carved wood components at a three to ten times faster production rate than the Company's previously marketed carving robot product. Management is now offering these new capabilities and expects sales of these new products to replace sales of the current two-dimensional carving robot product. For the fiscal year ended July 31, 1996, the two-dimensional carving robot accounted for approximately $182,000 or 1% of machine sales while sales of the three-dimensional carving robot in fiscal year ended July 31, 1998 amounted to approximately $540,000 or 3% of machine sales. There were no sales of the two-dimensional robot in fiscal years ended July 31, 1997 or 1998. Sales of the three-dimensional carving robot amounted to approximately $333,000 or 7% of machine sales during the first quarter of fiscal 1999.

         Development efforts have been continuing on the 91000 SuperControl that is an updated version of the CNC control systems formerly used on the Company's equipment. The basic system development is complete and this control is currently being sold and shipped on the Company's equipment. Current efforts are being directed toward adding certain high-end features and capabilities.

         Some of the high-end features being added to the 91000 SuperControl include: a service guide and manual and a Searchmode, maintenance videos and a service clock for improved guidance in customer maintenance. In addition, the Company is adding a VHS player and a close up camera to permit customers to record their set up and operations. The Company is developing a 12' Model 53 because of increased popularity of 12' stock.

         In the first quarter of fiscal 1999, the Company added a 4 foot by 8 foot table version of its Model 40 CNC router. The Model 40 is a low cost system. The new table size offers customers that require a longer table a lower cost alternative to either the Company's Model 53 or certain competitive machines. The Company also added a single 5 foot by 10 foot table version of its Model 42 as a lower cost alternative to the standard dual 5 foot by 5 foot table machine.

         At a trade show in August 1998, the Company introduced the woodworking industry to the concept of manufacturing an entire piece of furniture using a single machine. Although this concept generated strong interest, the Company has yet to sell a system for this application. Management believes that it may require several years for this concept to become accepted, if ever.

Customers

         Although the Company has sold its industrial products to large corporations (i.e., companies with annual sales approximating or exceeding $1 billion), its primary customer base is composed of small to medium-sized manufacturers (i.e., companies with annual sales ranging from approximately $10 million to approximately $500 million) located throughout the United States. No customer accounted for more than 10% of the Company's sales in the fiscal year ended July 31, 1998 or the first quarter of fiscal 1999.

         The Company generally requires a purchaser of industrial products to pay 30% of the sales price when placing the order, an additional 40% prior to shipment and the balance within 30 days after date of invoice. Charges for technical services and spare parts are due within 30 days after billing.

         The Company offers its customers a limited warranty, of one year for parts and labor. Under the warranty, the customer must pay travel costs and expenses for labor. As described above, the Company also offers an Advanced Support Program for its products. The Company also provides training and installation services. See "Technical Services" above.

Backlog

         As of July 31, 1998, the Company's backlog was approximately $3,029,000 compared with a backlog of $4,080,000 as of July 31, 1997. Substantially all of this backlog will be manufactured and delivered prior to January 31, 1999. Backlog at October 31, 1998 was $2,521,000, a decrease of approximately $500,000 from July 31, 1998.

         Backlog figures generally include only written orders from customers which management believes are firm and will be shipped within eight to 12 weeks. Approximately 90% of the backlog is covered by down payments from customers ranging from 25% to 30%. On orders where down payments have not been required, the Company has obtained irrevocable letters of credit for payment upon proof of shipment.

         Because of the possibility of customer changes in delivery schedules or cancellation of orders, the Company's backlog as of any particular date may not be indicative of actual revenues for any subsequent period.

Manufacturing and Production

         The Company maintains its manufacturing facilities in Dale, Indiana. See "Property and Facilities" below. It manufactures its products on a batch rather than a continuous flow or conventional production line basis. Except for demonstration models, the Company does not generally manufacture products without a purchase order although, in order to expedite the manufacturing process, certain basic parts of machines may be fabricated before purchase orders are received. The major portion of inventory is purchased to satisfy specific customer orders with the balance acquired from one to four months in advance of projected orders.

         The Company designs, develops and engineers all of its industrial products. Components contained in these products are either purchased from outside suppliers or fabricated by Company personnel. The Company fabricates such components as computer-based electronic control systems and the steel structure of the CNC router systems. Where possible, the Company utilizes its CNC router systems and 91000 Control systems operating conventional metalworking machine tools to fabricate components.

         During fiscal year 1997 the Company purchased two used pieces of equipment which it retrofitted with the 91000 Control system for use in fabricating components which were previously custom made for the Company. These purchases saved the Company approximately $250,000 during fiscal year 1998 in labor and material costs.

         Raw materials are purchased from third party sources. Most raw materials and components, including those that are custom made for the Company, are either purchased or available from several sources. One supplier accounted for approximately 19% of total components purchased by the Company for the fiscal year ended July 31, 1998. The materials purchased from this supplier are available from several other sources. There has been no material change during the first quarter. The raw materials purchased from the above mentioned supplier are expected to continue at approximately the same rate for the 1999 fiscal year, and purchases made during the first quarter were consistent with the 1998 numbers.

Competition

         There are many manufacturers of CNC routers in the United States and abroad, particularly in Japan and Europe. A number of these manufacturers are larger, better financed and have more resources than the Company.

         The Company's primary competitors in the high speed machining market include a number of major domestic, Japanese and European firms such as Shoda Iron Works, Heian, Shinks Machinery Works, Accurouter, Motionmaster and Komo Machine. In addition, there are a large number of companies offering routing equipment, and it is management's opinion that the market cannot support all of them. Management believes, however, that the ability of the Company to offer products that perform a variety of functions and sell at low prices provides the Company with a competitive advantage.

         Competition in CNC routers is based upon real and perceived differences in equipment features, price, performance, reliability, service, marketing, financial strength and product development capability. The Company may be at a competitive disadvantage with those manufacturers that offer a broader line of equipment or related supplies.

Research and Development

         The Company plans to continue its research and development efforts primarily directed toward the improvement of existing products, development of new products or product enhancements and reduction in manufacturing costs. The Company utilizes a variety of sources in its research and development efforts, including employees, vendor-engineering staffs, contract employees who are retained solely for specific projects, consultants and independent design firms. See "Product Development" above for information relating to the Company's current development efforts.

         For the fiscal years ended July 31, 1998 and 1997, the Company spent $314,000 and $216,000, respectively, for research and development. There was no customer-sponsored research and development during the 1998 fiscal year. Management believes that expenditures need to be increased for the Company to maintain a competitive position in the immediate future. However, the Company may eventually be at a competitive disadvantage with respect to firms that spend significantly more on research and development efforts than it does. During the quarters ended October 31, 1998 and 1997, the Company spent $155,627 and $81,060, respectively. The increase was primarily due to salaries and benefits of research and development personnel.

Patents, Trade Secrets and Trademarks

         The Company currently holds 26 domestic patents and has applications pending in the United States for 14 additional patents. There is no assurance that any additional patents will be granted. Management does not believe that major reliance can be placed on patents for the protection of its products although patent protection for the Company's newly developed products is increasing.

         The Company relies primarily upon trade secret laws, internal non-disclosure safeguards and restrictions incorporated into its dealership, sales, employment and other agreements to protect its proprietary property and information. In addition, the Company has proprietary rights arrangements with its employees that provide for the disclosure and assignment by the employee to the Company of any discovery, invention or improvement relating to its business. While management is unaware of any breach of the Company's security, competitors may develop similar products outside the protection of any measures that the Company takes. In addition, policing unauthorized use of the Company's technology, particularly in foreign countries, may be difficult. The Company has been unsuccessful in prosecuting two claims in the United States for what it believed were prospective unauthorized use of proprietary rights. The Company has not been involved in any claims concerning patent infringement.

         The Company markets its products under various trademarks, including THERMWOOD, CARTESIAN 5, 91000 SUPERCONTROL, ROUTER ART and PANEL-CAD. It has three trademark registrations and one application for registration in the United States. The Company also has two foreign trademark registrations and applications for seven foreign registrations.

Employees

         As of December 1, 1998, the Company had approximately 145 full time employees, of whom 82 were engaged in manufacturing, 14 in marketing, 14 in administration, ten in engineering, seven in research and development, and 18 in technical services. None of the Company's employees is a member of any union or collective bargaining organization. The Company considers its relationship with its employees to be satisfactory.

         Designing and manufacturing the Company's industrial equipment requires substantial technical capabilities in many varied disciplines, ranging from mechanics and computer sciences to mathematics. Although management believes that the capability and experience of the Company's technical staff compare favorably with other similar manufacturers, there is no assurance that the Company can retain existing employees or attract and hire the type of skilled employees it may need in the future.

Properties

         The Company's manufacturing facilities and executive offices are located in a 100,000 square foot building in Dale, Indiana which had been leased from Edgar Mulzer, a director and major shareholder of the Company. In November 1993 the Company entered into an agreement with Mr. Mulzer to convert the obligation under the lease, as well as other long-term debt amounts owed to Mr. Mulzer, into Shares of the Company's Series A Preferred Stock. In fiscal year 1998, the Company repurchased the Preferred Stock with proceeds from a line of credit from a bank resulting in transfer of ownership of the land and building to the Company. This line of credit also made it possible to increase the original approximately 75,000 square feet of the building to the current 100,000 square feet. Management believes that these facilities are in good condition and adequately satisfy the Company's current requirements. See "Certain Transactions."

Legal Proceedings

         There are no known pending or threatened litigation, claims or assessments which management believes could have a material effect on the Company.

                       WHERE YOU CAN FIND MORE INFORMATION

         We filed a Registration Statement on Form S-4 (together with all exhibits and schedules thereto, the "Registration Statement") with the SEC, with respect to the registration of the Debentures offered by this Prospectus. This
Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits thereto. For further information pertaining to the Company, the Exchange Offer, the Debentures offered by this Prospectus and related matters, you should review the Registration Statement, including the exhibits filed as a part thereof. Each statement in this Prospectus referring to a document filed as an exhibit to such Registration Statement is qualified by reference to the exhibit for a complete statement of its terms and conditions.

         We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. In the event that the numbers of our Shareholders and Debenture Holders each drops below 300 in a fiscal year (which ends each July 31), we will not be required to continue to file this information.

         You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet site (http://www.sec.gov).

         Our Shares are traded on the American and Pacific Stock Exchanges under the symbol "THM."

         We will provide, at no cost, to each person to whom this Prospectus is delivered, upon written or oral request, copies of any or all of the information included in the Registration Statement which is not included in this Prospectus. Requests should be directed to Rebecca Fuller, Treasurer, at:

                  THERMWOOD CORPORATION
                  Old Buffaloville Road
                  P.O. Box 436
                  Dale, Indiana 47523
                  Telephone: (812) 937-4476.

                  To receive these documents in a timely manner, you should request that we send you the information no later than five business days before you make your decision to accept or reject the Exchange Offer.

                                   MANAGEMENT

Information About Management

         Current Management of the Company is as follows:

Name                      Age      Position
-----                     ---      --------
Kenneth J. Susnjara (1)    51      Chairman of the Board, President and Director

Linda S. Susnjara (1)      49      Secretary and Director

Michael P. Hardesty        44      Vice President of Engineering

Rebecca F. Fuller          48      Treasurer

David J. Hildenbrand       41      Vice President of Sales

Richard Kasten             46      Vice President of Technical Services

Donald L. Uebelhor         41      Vice-President of Manufacturing

Peter N. Lalos (2)         64      Director

Edgar Mulzer (2)           80      Director

Lee Ray Olinger (2)        71      Director
-----------------------

(1)  Mr. and Mrs. Susnjara are husband and wife.

(2) Member of the Incentive Stock Option Committee, Non-Qualified Stock Option Committee, Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors.

         All directors hold office until the next annual meeting of Shareholders of the Company or until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. Each director receives compensation in the amount of $1,000 plus $100 for each $100,000 in profit for the previous quarter for attending each of the four directors' meetings and is reimbursed for all related expenses.

         Mr. Susnjara co-founded the Company in 1969 and has been a director since inception and Chairman, President and Chief Executive Officer since 1971. He also served as Treasurer prior to March 1979 and again from October 1983 to June 1985. He has devoted his full time to the Company's business except for a brief period in 1985 when he acted as a distributor for the Company. See "Certain Transactions."

         Mrs. Susnjara has been a director of the Company since 1985 and Secretary since 1989. She is and has been since 1985 the President of Automation Associates Incorporated, a dealer of the Company's industrial products. See "Certain Transactions." Mrs. Susnjara is not active in the Company's business.

         Mr. Hardesty has been the Company's Vice President of Engineering since August 1988. He joined the Company in 1975 and was employed first as a project engineer, then project manager and then general manager until July 1980 when he was promoted to Vice President of Operations. He served in that capacity until May 1985 when he became Vice President of the Machining Products Division, a position he held until assuming his current position in 1988.

         Mrs. Fuller joined the Company in 1981 and was promoted to accounting manager in 1983 and controller in 1985. She assumed her current position as Treasurer in July 1993.

         Mr. Hildenbrand became a Vice President of the Company in August, 1988. Previously, the Company had employed him in various technician and sales manager positions since 1977. He has also been a director of Thermwood Europe Ltd., the Company's wholly owned subsidiary, since July 1996.

         Mr. Uebelhor became Vice-President of Manufacturing in August 1997. Previously, he had been the Company's Production Manager since 1993.

         Mr. Kasten became a Vice President in December 1993. Previously, the Company had employed him as a manager of applications since 1990.

         Mr. Lalos has been engaged in the private practice of law in Washington D.C. since 1961 and is the senior partner in the law firm of Lalos & Keegan. He served as Secretary of the Company from September 1981 until December 1989 and as a director from April 1981 until July 1986. He was reelected to the Board of Directors in December 1989.

         Mr. Mulzer was Chairman of the Board of the Dale State Bank, a commercial bank in Dale, Indiana, from 1970 through 1993. He is currently retired. He became a director of the Company in September 1974 and has served continuously in that capacity to the present. See "Certain Transactions" for information relating to loan and lease transactions between the Company and Mr. Mulzer and his affiliates.

         Mr. Olinger has been a director since December 1989. He has been a director of the First Bank of Huntingburg, a commercial bank in Huntingburg, Indiana since 1949 and Chairman of the bank since 1986.

Executive Compensation

         The following table sets forth the annual remuneration paid during the fiscal years ended July 31, 1998, 1997 and 1996 to the Chief Executive Officer and to each of the executive officers of the Company whose total fiscal 1998 remuneration exceeded $100,000 and to all officers of the Company as a group.

                           Summary Compensation Table

                                                     Annual compensation
                                            ------------------------------------


                                                                    Other annual
                                                                    Compensation
Name and principal position          Year    Salary         Bonus       (1)
---------------------------          ----   --------      --------  ------------
Kenneth J. Susnjara,                 1998   $108,000      $146,664    $6,400
  Chairman of the Board,             1997     63,000        83,242     3,700
  President and Director             1996     63,000        94,739     2,000

Michael  Hardesty,                   1998     48,000       100,565       ---
  Vice-President Engineering         1997     48,000       102,165       ---
                                     1996     48,000        58,269       ---

David Hildenbrand                    1998     45,000       122,239       ---
  Vice-President Sales               1997     45,000       116,779       ---
                                     1996     45,000        56,818       ---

Rebecca Fuller, Treasurer            1998     40,000        86,199       ---
                                     1997     40,000        87,570

-----------------------

(1)  Other annual compensation represents directors' fees paid to Mr. Susnjara.

         Stock options for an additional 4,000 Shares were issued to an officer of the Company under the Qualified Stock Option Plan in fiscal year 1998. At December 1, 1998, the exercise prices of some of the unexercised options were less than the market price of the Company's Common Stock. On September 6, 1994, registration statements on Form S-8 were filed with the SEC under the Securities Act in connection with the registration of Shares of the Company's Common Stock under the Company's
Employee Incentive Stock Option Plan and Non-Qualified Stock Option Plan.

         In 1985 the Board of Directors appointed Mr. Susnjara to the position of President and Chief Executive Officer. In this position, he is to receive a bonus based on the pre-tax profits of the Company as set forth below. See "Profit Sharing Plan" below.

         Certain other officers may be entitled to participate in the Company's profit sharing plan. See "Profit Sharing Plan" below.

Profit Sharing Plan.

         In 1985, the Company instituted a management profit sharing plan. This plan has been operative since fiscal 1987, and was continued in an amended form for fiscal year 1998. Covered under the plan are the Chairman of its Board of Directors, the President, Vice President of Engineering, Vice President of Sales, Vice President of Technical Services, the Treasurer and various departmental managers.

         Under the plan, the Chairman is entitled to 5% of corporate operating income. The Vice President of Sales and Vice President of Technical Services each are entitled to 5% of the divisional operating income. The Vice-President of Manufacturing and the Treasurer are each entitled to receive 2% and 3%, respectively, of the corporate operating income. Any divisional losses are to be subtracted from these amounts so that the total bonus paid does not exceed 25% of operating income.

         Department managers are entitled to various bonuses based upon productivity of their departments. Payments due under the plan accrue for each six-month period and are thereafter paid in six monthly installments. Vesting of rights under the plan requires eligible participants to be continually employed through the payment dates. Divisional losses of the fiscal year must be recouped in the succeeding year, or years, in order to be eligible for profit sharing earnings in the succeeding year(s).

Incentive Stock Option Plan.

         Under the Company's Employee Incentive Stock Option Qualified Plan (the "Qualified Plan"), options to purchase a maximum of 80,000 Shares of its Common Stock may be granted to officers and other key employees of the Company. Options granted under the Qualified Plan are intended to qualify as incentive stock options as defined in Section 422A of the Code.

         The Qualified Plan is administered by the Board of Directors and a Committee currently consisting of three members of the Board which determines which persons are to receive options, the number of Shares that may be purchased under each option and the exercise price. In the event an optionee voluntarily terminates his employment with the Company, he has the right to exercise his accrued options within 30 days after such termination. However, the Company may redeem any accrued options held by each optionee by paying him the difference between the option price and the then fair market value. If an optionee's employment is involuntarily terminated, other than because of death, his/her right to exercise accrued options expires on such termination. Upon death, his/her estate or heirs have one year to exercise his/her accrued options. The maximum term of any option is ten years and the option price per Share may not be less than the fair market value of the Company's Shares on the date the option is granted. However, options granted to persons owning more than 10% of the voting Shares of the Company may not have a term in excess of five years and the option price per Share may not be less than 110% of fair market value at the date the option is granted.

         The aggregate fair market value of the Shares of Common Stock (determined at the time the options are granted) with respect to which incentive stock options are exercisable for the first time by such optionee during any calendar year (under all such plans) shall not exceed $100,000. Options must be granted within ten years from the effective date of this Qualified Plan.

         Options granted under the Qualified Plan are not transferable other than by will or the laws of descent and distribution. Options granted under the Qualified Plan are protected by anti-dilution provisions increasing the number of Shares issuable thereunder and reducing the exercise price of such options, under certain conditions. The life term of the Qualified Plan extends to December 3, 2000, or on such earlier date as the Board of Directors may determine. Any option outstanding at the termination date will remain outstanding at the termination date until it expires or is exercised in full, whichever occurs first.

         Between December 1991 and August 1997, the Company granted ten year options to acquire 50,600 Shares of the Company's Common Stock at exercisable prices ranging from $5.00 to $10.66 under the Qualified Plan to 20 employees of the Company. All of these options are exercisable as of the date hereof.

Non-Qualified Stock Option Plan.

         Under the Company's Non-qualified Stock Option Plan ("NSO Plan"), options to purchase a maximum of 70,000 Shares of its Common Stock may be granted to officers, directors, and other key employees.

         The NSO Plan is administered by the Board of Directors and a committee of three members of the Board which determines which persons are to receive such options, the number of Shares that may be purchased under the option, the exercise prices, the time and manner of exercise and other related matters.

         In the event an optionee voluntarily terminates his employment or tenure with the Company's consent or his employment or tenure is terminated by the Company without cause, he generally has the right to exercise his accrued options within 30 days after such termination unless the Committee elects other time periods. In all other cases of termination of the optionee's employment or tenure other than death, said options shall cease immediately. Upon death, his estate or heirs have one year to exercise his accrued options.

         The Committee may grant an optionee the right to surrender all or a portion of his accrued options to the Company and receive from it the difference between the option price and the then fair market value. Options become exercisable in 25% installments each year beginning in the second year through the fifth year. Options are generally not transferable and are conditioned upon the optionee remaining in the Company's employ for at least one year from the date of its grant. Under the NSO Plan, no option may be granted after January 1, 2005 and the exercise price of such options may not be less than the then fair market value. It is within the Committee's discretion to grant anti-dilution provisions to each optionee. Under present federal income tax law, an employee, officer or director who is granted an option will not have any income upon the grant of an option and the Company will not be entitled to any deduction at that time. When an optionee exercises his option, ordinary income will be realized by him, measured by the excess of the fair market value of the Shares over the price paid for the Shares. The Company will be entitled to a deduction equal to the amount of income realized by the Holder of the option. If the optionee surrenders all or part of his option for a cash or common stock payment, he will realize ordinary income in the amount of cash or fair market value of stock received. The Company will be entitled to a deduction equal to the amount of income realized by the optionee.

         Options to acquire an aggregate of 40,000 Shares of the Company's Common Stock at exercisable prices between $5.63 and $10.00 per Share have been granted under the NSO Plan to four directors and officers of the Company,. Currently, all of these options are exercisable.

Other options

         There are options to purchase an additional 120,000 Shares held by the President of the Company. These option extends through October 18, 2005 and permits the purchase of 60,000 Shares at $15.00 per Share and 60,000 at $30.00 per Share.

Effect of Exchange Offer on outstanding Options

         As part of this Exchange Offer, the Company will offer each Holders of Company Qualified and Non-Qualified options the right to exchange his or her options for Debentures. The principal amount of Debentures issuable in exchange for the options will equal $11.00 minus the per Share exercise price of the options, multiplied by the number of Shares that would have been issuable upon exercise of the options.

            PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT


         The following table sets forth certain information regarding the Company's Common Stock, including Shares underlying the convertible debentures and exercisable Common Stock options owned as of December 22, 1998 by (i) each person known by the Company to own beneficially more than 5% of its outstanding Common Stock, (ii) each director, and (iii) all officers and directors as a group. Management believes that all of the following Shareholders, other than Mr. and Mrs. Susnjara, will tender their Shares for exchange. If all other
Shareholders tender their Shares, Mr. and Mrs. Susnjara would be the only remaining Shareholders of the Company.


                                                                Percentage of
Names and Addresses                Shares Beneficially        Total Outstanding
Of Beneficial Owners                 Owned(1)(2)                 Shares Owned
-----------------------------      -------------------        -----------------

Kenneth J. Susnjara (3,4)
  And Linda Susnjara                   411,420 (5)                 25.8%(5)


Edgar Mulzer
401 10th Street
Tell City, Indiana 47586               218,052 (6)                 15.0%(6)


Peter N. Lalos
14312 Darnstown Road
Gaithersburg, Maryland 20878            22,000 (7)                  1.5%(7)


Lee Ray Olinger
C/o First Bank of Huntingburg
4th and Main Street
Huntingburg, IN 47542                      400                       *

Rebecca F. Fuller (3)                    2,600 (8)                   *

Michael P. Hardesty (3)                  8,400 (9)                   *

David J. Hildenbrand (3)                 6,600 (10)                  *

Richard Kasten (3)                         950                       *

Donald L. Uebelhor (3)                   6,000 (11)                  *

All Officers and Directors
As a Group (10 persons)                676,422 (12)                41.3%(12)
------------------
  *  Less than one percent.

(1) Except as indicated in footnote 4, all Shares are beneficially owned and the sole voting and investment power is held by the person indicated.

(2)  Based upon 1,444,709 Shares issued and outstanding as of December 1, 1998.

(3) The address of these Shareholders is care of the Company, Old Buffaloville Road, PO. Box 436, Dale, Indiana 47523.

(4) These Shares are owned jointly by Mr. and Mrs. Susnjara. Accordingly, each may each be deemed to be a beneficial owner of the Company's securities owned by the other because of their marital relationship.

(5) Includes (i) 10,000 Shares issuable upon the exercise of options granted to Mr. Susnjara under the Company's Non-Qualified Stock Option Plan; (ii) 10,000 Shares issuable upon the exercise of options granted to him under the Company's Qualified Stock Option Plan and (iii) 120,000 Shares issuable upon the exercise of other options granted to him. Also includes 10,000 Shares issuable upon the exercise of options granted to Mrs. Susnjara under the Company's Non-Qualified Stock Option Plan.

(6) Includes 10,000 Shares issuable upon the exercise of options granted to Mr. Mulzer under the Company's Non-Qualified Stock Option Plan.

(7) Includes (i) an aggregate of 4,000 Shares issuable upon conversion of convertible debentures owned by Mr. Lalos; and (ii) 10,000 Shares issuable upon the exercise of options granted to Mr. Lalos under the Company's Non-Qualified Stock Option Plan.

(8) Includes 2,000 Shares issuable upon the exercise of options granted to Ms. Fuller under the Company's Qualified Stock Option Plan.

(9) Includes 8,000 Shares issuable upon the exercise of options granted to Mr. Hardesty under the Company's Qualified Stock Option Plan.

(10) Includes 5,400 Shares issuable upon the exercise of options granted to Mr. Hildenbrand under the Company's Qualified Stock Option Plan.

(11) Includes 5,600 Shares issuable upon the exercise of options granted to Mr. Uebelhor under the Company's Qualified Stock Option Plan.

(12) Includes Shares issuable to all persons listed in the table upon exercise of options granted under the Company's Qualified and Non-Qualified Stock Option Plans and upon conversion of convertible debentures as discussed in footnotes five through 11 above.

                              CERTAIN TRANSACTIONS

         In  February  1987,   the  Company   purchased  its  premises  from  an
independent third party for $1,000,636 and simultaneously resold it to Mr. Mulzer, a director and principal shareholder of the Company for $1,800,000. At the same time the Company leased the premises back from Mr. Mulzer for a 20-year period at a monthly rental of $19,353 or approximately $232,000 on an annual basis.

         The lease agreement, which was treated as a capitalized lease for financial reporting purposes, also obligated the Company to pay all maintenance, taxes, assessments, insurance premiums and utilities incurred in connection with the operation of the premises. Pursuant to a related agreement, the Company had an option to repurchase the premises from Mr. Mulzer, exercisable through 2006, at prices descending on an annual basis from $1,786,781 in 1987 to $240,000 in the last year of the option.

         On November 18, 1993, this lease payment obligation in the amount of $1,608,629, together with accrued interest in the amount of $122,491 was converted to Preferred Stock. Upon the issuance of the Preferred Stock, the Company no longer had any lease payments. The liability for all accrued and future lease payments was converted to Preferred Stock.

         On November 18, 1993, Mr. Mulzer converted debt owed to him by the Company in the aggregate of $3,437,120 to an aggregate of 1,000,000 Shares of Preferred Stock. The Holder of the Preferred Stock was entitled to receive cumulative cash dividends out of the net profits of the Company at the rate of thirty-four cents ($0.34) per Share per annum, payable monthly in equal installments within the first fifteen days of each month for the preceding month as directed by the Board of Directors of the Company. The Company had the right in its sole discretion to redeem the stock at any time at $3.40 per Share. The Company redeemed 738,000 and 162,000 Shares of the Preferred Stock for a total of $2,546,320 and $550,800 during fiscal years 1998 and 1997, respectively. Dividends were paid in the amount of $43,255 and $285,204 for the fiscal years 1998 and 1997, respectively. The balance of the Shares had been previously repurchased. The Preferred Stock was fully redeemed in October 1997 and no further dividends will be paid.

         On October 7, 1997, the Company entered into an agreement for a $3.5 million line of credit with a bank. The Company used the proceeds from this credit line to repurchase the Preferred Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

         Mr.  and  Mrs.  Susnjara  are  the  owners  of  Automation   Associates
Incorporated ("AAI"), a dealer of the Company's industrial products. The distribution agreement between the Company and AAI contains the same terms and conditions as the Company's agreements with its other dealers. The Company sold no products to AAI during fiscal year 1998, but paid AAI $627,816 in commissions during the year for assisting in effecting sales of approximately $3,800,000. This amount represents approximately 21% of the Company's gross sales for fiscal year 1998. AAI also leases space from the Company at what management believes is a fair market rate. Rental payments were $2,400 during the 1998 fiscal year.

         Lalos & Keegan, a law firm in which Mr. Lalos is the senior partner, accrued fees of $95,000, $77,000, $103,000, for the fiscal years 1998, 1997, and
1996, respectively. As of October 31, 1998, all of these fees have been paid.

         Management believes that the terms of the transactions between the Company and its affiliated parties as described in this section are as fair as those which the Company would have obtained if these transactions had been effected with independent third parties. Each transaction was approved by a majority of the disinterested directors. In the future, all such transactions will continue to be approved by a majority of the disinterested directors.

         The Company has not purchased any Shares of Common Stock since August 1, 1996. Since August 1, 1996, Edgar Mulzer purchased on the open market 340Shares at $7.81 per Share and 2,000 Shares at $7.20 per Share in December 1996. Since August 1, 1996, Mr. and Mrs. Susnjara purchased on the open market 400 Shares at $7.625 per Share on May 1, 1998, 400 Shares at $7.625 per Share on May 4, 1998, and 600 Shares at $7.625 per Share on May 5, 1998. In addition, Mr. and Mrs. Susnjara converted Debentures into 10,000 Shares of Common Stock on September 2, 1998. Peter Lalos purchased 620 Shares at $7.80 and 40 shares at $8.80 per Share in May 1997 and 200 Shares at $12.35 per Share and 140 Shares at $12.40 per Share in November 1997. These are the only transactions in Shares of the Company effected by such individuals since August 1, 1996.

         To our knowledge, neither the Company nor any of its affiliates, directors or executive officers has purchased or sold any Common Stock in the last sixty days.

                 DESCRIPTION OF THE DEBENTURES AND THE INDENTURE

General

         The Debentures will be issued under an indenture (the "Indenture") to be dated as of ____, 1999, between the Company and the American Stock Transfer and Trust Company (the "Trustee"). A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Where You Can Find More Information." The following summaries of what management believes are all of the material provisions of the Indenture and the Debentures do not purport to be complete and are subject to and qualified in their entirety by reference to all of the provisions of the Indenture, including the definitions therein of certain terms and those terms made a part thereof by the Trust Indenture Act of 1939. Whenever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.

         Principal Amount of Debenture. Each Debenture has a principal amount equal to $11.00 times the number of Shares tendered by a Shareholder.

         Interest. The Debentures bear simple interest from the date of their delivery at the rate of 12% per annum. Interest is payable quarterly on January 1, April 1, September 1 and December 1 of each year, commencing April 1, 1999.

Maturity.  The Debentures mature fifteen years after the date of their issuance.

         Redemption by Holder. Up to a maximum of $50,000 in principal amount and accrued interest thereon of the Debentures owned by any Holder may be redeemed at the election of the Holder's estate following his/her death. The right of redemption is limited to the estate of the initial Holder. No subsequent Debenture Holder will have this right of redemption. If spouses are joint record owners of Debentures, the election to redeem will apply when either record owner dies. In other cases of Debentures held, the election will not apply.

         Redemption by the Company. The Company can redeem the Debentures for $15.00 per Debenture during the second year after their issuance. During each subsequent year, the redemption price will decrease by $0.30 per Debenture. The Debentures are not redeemable within the first year after they have been issued. The Company is required to provide the Holder with written notice of its intention to redeem the Debentures at least 30 days before the Debentures are redeemed.

         Form and Denominations/Transfers. The Debentures will be issued only in fully registered form in denominations of $11.00 or an integral multiple thereof. The Debentures are exchangeable and transfers thereof will be registrable without charge therefor, but the Company may require payment of a sum sufficient to cover tax or other governmental charge payable in connection therewith.

Interest Withholding. With respect to those investors who do not provide the Company with a fully executed Form W-8 or Form W-9, as the case may be, the Company will withhold 31% of any interest paid. Otherwise, no interest will be withheld, except on the Debentures held by foreign business entities. It is the Company's policy that no sale will be made to anyone refusing to provide a fully executed Form W-8 or Form W-9.

         Place and Method of Payment. Principal and interest on the Debentures will be payable at the offices or agencies of the Company maintained for such purposes in the Borough of Manhattan, City and State of New York, initially to American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the Debenture register.

         Subordination of Debentures. The payment of the principal of (and premiums, if any) and interest on the Debentures will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of (and premiums, if any) and interest on all Senior Debt of the Company. Senior Debt is defined to include indebtedness for money borrowed outstanding on the day of execution of the Indenture or thereafter, created for money borrowed from banks, or other traditional long-term institutional lenders such as insurance companies and pension funds, unless in the instrument creating or evidencing such indebtedness it is provided that such debt is not senior in right of payment to the Debentures. At December 1, 1998, Senior Debt aggregated $2,316,280. The Company expects from time to time to make additional borrowings which will constitute Senior Debt.

         The Company is not limited in the amount of additional indebtedness, including Senior Debt, which it can create, incur, assume or guarantee. Accordingly, the Debenture Holders are not protected against highly leveraged or other transactions involving the Company that may adversely affect them.

         Upon any payment or distribution of the Company's assets to creditors on any dissolution, winding up, total or partial liquidation, reorganization or readjustment of the Company, whether voluntary or involuntary, or bankruptcy, insolvency, receivership or other proceedings all principal of (and premiums, if any) and interest due upon all Senior Debt must be paid in full before the Debenture Holders or the Trustee are entitled to receive or retain any assets so paid or distributed in respect of the Debentures. The Debentures and the existing convertible debentures rank equally with regard to distributions.

Modification of the Indenture. With the consent of the Holders of not less than a majority in principal amount of outstanding Debentures, the Company and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any provisions of the Indenture or modifying in any manner the rights of the Debenture Holders under the Indenture, provided that no such supplemental indenture shall, without the consent of the Debenture Holders affected:

          (a) reduce the amount of Debentures whose Holders must consent to an amendment;

          (b) reduce the rate of or change the time for payment of interest on any Debenture;

          (c) reduce the principal of or change the fixed maturity of any Debenture;

          (d) make any Debenture payable in money other than that stated in the Debenture;

          (e) make any change in the provisions related to waiving past defaults, receiving payments under the Debentures or bringing suit to enforce such payments;

          (f)  reduce the above stated percentage of outstanding Debentures;

          (g) alter the provisions of the Indenture related to amending the Indenture so as to adversely affect the rights of Holders; or

          (h) alter the provisions of the Indenture so as to adversely affect the subordination of the Debentures to Senior Debt.

         Without the consent of any Holder of the Debentures, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Debentures in addition to or in place of certificated Debentures (provided that the uncertificated Debentures are issued in registered form for purposes of
Section 163(f) of the Code, or in a manner such that the uncertificated Debentures are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Debentures, to secure the Debentures, to add to the covenants of the Company for the benefit of the Holders of the Debentures or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder of the Debentures or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

         The consent of the Holders of the Debentures is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

         After an amendment under the Indenture becomes effective, the Company is required to mail to Holders of the Debentures a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Debentures, or any defect therein, will not impair or affect the validity of the amendment.

         Events of Default, Notice and Waiver. Events of Default are defined in the Indenture as being:

          (a) a default for 45 days in payment of any interest installment when due, and default in payment of principal (or premium, if any) when due;

          (b) a default for 60 days after written notice to the Company by the Trustee or by the Holders of at least 25% in principal amount of the outstanding Debentures in the performance of any other covenant of the Company in the Indenture; and

          (c)  certain events of bankruptcy,  insolvency and  reorganization  of the Company. If an Event of Default shall occur and be continuing, either the Trustee or the Holders of 25% in principal amount of the outstanding Debentures may declare the principal of all of the Debentures to be due and payable.

           The Indenture provides that if an Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder of the Debentures notice of the Event of Default within 90 days after it occurs. Except in the case of an Event of Default in the payment of principal of or interest on any Debenture, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders of the Debentures. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Event of Default that occurred during the previous year.

         The Holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power of trust conferred on the Trustee. The right of a Debenture Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including the provision of notice and indemnification for the Trustee. The Holders of a majority in principal amount of the outstanding Debentures may, on behalf of the Debenture Holders, waive any past default and its consequences under the Indenture, except a default in the payment of the principal of (or premium, if any) or interest on any Debenture.

         The Trustee. American Stock Transfer and Trust Company will be the Trustee under the Indenture. The Trustee is the transfer agent and registrar for the Common Stock. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

         No Personal Liability of Directors, Officers, Employees and Shareholders. No director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Debentures, the Indenture or for any claim based on, in respect to, or by reason of, such obligations or their creation. Each Holder of the Debentures waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the SEC that such a waiver is against public policy.

         Governing Law. The Indenture provides that it and the Debentures will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Outstanding Convertible Debentures

         In 1993 the Company issued 12% subordinated convertible debentures due February 25, 2003. The terms of the convertible debentures are substantially the same as those of the Debentures, except that the convertible debentures are convertible into Shares at the rate of one Share per $5.00 principal amount of convertible debentures. As of December 1, 1998, there was an aggregate of $113,000 principal amount of convertible debentures issued and outstanding.

         The convertible debentures rank equally with the Debentures for purposes of distributions.

                            DESCRIPTION OF SECURITIES

         The following statements are brief summaries of certain provisions of the Company's Articles of Incorporation, By-Laws and other documents. These summaries are qualified in their entirety by reference to documents filed as exhibits to the Registration Statement.

Common Stock

Description of General Terms

         The Company is authorized to issue 4,000,000 Shares of Common Stock, no par value, of which 1,444,709 Shares are currently issued and outstanding. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. They have no preemptive or other rights to subscribe for additional Shares and the Common Stock has no redemption, sinking fund or conversion provisions. Each Share of Common Stock is entitled to one vote on any matter submitted to the Holders thereof and to equal rights in the assets of the Company upon liquidation subject to the prior rights on liquidation of creditors and any Preferred Stock Holders. The outstanding Shares of Common Stock are fully paid and non-assessable.

         The Shares of Common Stock have non-cumulative voting rights, which means that the Holders of more than 50% of the Shares voting for the election of Directors can elect all of the Directors of the Company. In such event, the Holders of the remaining Shares will not be able to elect any of the Directors.

Reserved Shares

         As of December 1, 1998, the Company has reserved up to (i) 22,600 Shares of Common Stock for issuance upon conversion of the previously issued Convertible Debentures; (ii) 80,000 Shares for issuance under the Qualified Stock Option Plan of which options to purchase 50,600 Shares have been granted and are currently exercisable; (iii) 70,000 Shares for issuance under the Non-Qualified Stock Option Plan of which options to purchase 40,000 Shares have been granted and are currently exercisable; and (iv) 120,000 Shares for issuance upon exercise of options granted to Mr. Susnjara, all of which are currently exercisable.

Preferred Stock

         The Company is authorized to issue an aggregate of 2,000,000 Shares of non-voting Preferred Stock, no par value. There are currently no Shares of Preferred Stock outstanding. The Preferred Stock may be issued in series from time to time with such designations, rights, preferences and limitations, including but not limited to dividend rates and conversion features, as the Board of Directors may determine. Accordingly, Preferred Stock may be issued having dividend and liquidation preferences over the Common Stock without the consent of the Common Stockholders. In addition, the ability of the Board to issue Preferred Stock also could be used by the Company as a means of resisting a change of control of the Company and, therefore, could be considered an "anti-takeover" device. The Company's Board of Directors has no current plans to issue any Preferred Stock.

Corporate Law Anti Takeover Provisions

         Chapter 43 of the Indiana Business Corporation Law ("Chapter 43") is intended to discourage abusive hostile tender offers for control of an Indiana corporation. Because the Company's Common Stock is registered under Section 12 of the Exchange Act, the Company is subject to Chapter 43.

         Chapter 43 provides that an Indiana corporation may not engage in any of a broad range of business combinations with a person, or affiliate of such person, who is an "interested Shareholder" for a period of five years from the date that such person became an interested Shareholder and that such transactions must satisfy certain other criteria, unless the transaction resulting in a person becoming an interested Shareholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested Shareholder. Under Chapter 43, an "interested Shareholder" is defined as any person that is (i) the owner of 10% or more of the outstanding voting stock of the corporation; or (ii) an affiliate or associate of the corporation who was the owner, directly or indirectly, of 10% or more of the outstanding voting stock of the corporation at any time within the five-year period immediately prior to the date on which it is sought to be determined whether such person is an interested Shareholder. Chapter 43 is not applicable to transactions involving Shareholders who became interested Shareholders prior to 1986, when this law became effective.

         A corporation may, at its option, exclude itself from the coverage of Chapter 43 by amending its articles of incorporation by action of a majority of its shareholders unaffiliated with the interested Shareholder to exempt the corporation from coverage, provided that such charter amendment shall not become effective until 18 months after the date that it is adopted. The Company has not adopted such a charter amendment.

         The foregoing provisions could discourage or make more difficult a merger or other type of corporate reorganization, whether or not such transactions are favored by management, even if they could be favorable to the interests of the shareholders.

Dividend Policy

         The Company has never paid any dividends on its Common Stock. The current policy of the Board of Directors is to retain earnings, if any, to finance the operation of the Company's business. Accordingly, it is anticipated that no cash dividends will be paid to the Holders of the Common Stock in the foreseeable future.

         If and when the Company Goes Private, it expects that it will elect (if it qualifies) to have special tax treatment as an S corporation under the Code. As an S corporation, the Company anticipates that it will change its dividend policy. The Company would declare annual cash dividends to its Shareholders in such amounts as the Board of Directors of the Company determines to be appropriate which are expected to be at least equal to the amount of taxes the Shareholders will be required to pay on the Company's income. See "Special Factors -- Conduct Of The Company's Business After The Exchange Offer."

Transfer Agent and Registrar

         The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

                         FEDERAL INCOME TAX CONSEQUENCES


The Exchange Of Stock For Debentures Is A Redemption

         Section 317(b) of the Code defines the phrase "redemption of stock" as a corporate acquisition of "its stock from a shareholder in exchange for property, whether or not the stock acquired is cancelled, retired, or held as treasury stock." The definition of property includes everything other than stock (or stock rights) in the redeeming corporation. Accordingly, the acquisition by the Company of its Common Stock in exchange for its Debentures should be treated as a redemption for Federal income tax purposes.

Taxation Of A Redemption Transaction

         Section 302(a) of the Code provides that, if a redemption satisfies any one of four tests, the redemption will be treated as a distribution in full payment in exchange for the stock (i.e., as a sale transaction). In the usual case in which the stock was held as a capital asset on the date of the exchange, then the provisions relating to capital gains and losses will apply.

         If none of the four tests are satisfied the redemption will be treated as a distribution which is a dividend to the extent of the Company's earnings and profits with any excess amount treated first as a return of capital and to the extent that any portion of the distribution which is not a dividend exceeds the shareholder's basis in the stock, as gain from the sale or exchange of property.

         The four tests for exchange treatment are contained in section 302(b) and are not mutually exclusive -- it is possible to satisfy one or more simultaneously. Moreover, the tests must be applied with respect to each shareholder, so that it is possible that a redemption will qualify as a sale or exchange as to certain shareholders, but not others. Those redemptions which qualify for exchange treatment are as follows (with each test referring to the redemption's effect on a specific shareholder).

          (1)  redemptions that are "not essentially  equivalent to a dividend";

          (2)  redemptions that are "substantially disproportionate";

          (3) redemptions that completely terminate the shareholder's equity interest in the corporation; and

          (4)  redemptions   from   non-corporate   shareholders  in  a  partial
               liquidation.

         The determination as to whether a redemption will receive exchange treatment requires an analysis of the facts and circumstances of each particular case. However, based on the facts in the proposed transaction, the redemption will not be a partial liquidation. With respect to the remaining three tests, a number of safe havens have been established by the courts and the Internal Revenue Service (the "Service") upon which taxpayers can rely.

         The major Supreme Court case interpreting whether a distribution is essentially equivalent to a dividend is U.S. v. Davis, 397 U.S. 301 reh'g denied. In that case the Court stated that the basic test is whether the redemption results in "a meaningful reduction of the shareholder's proportionate interest in the corporation." No guidelines were furnished as to when a reduction in interest is "meaningful."

         Although the application of this rule depends on the facts and circumstances of each case, the Service will issue advance private rulings on this issue. However, the only requirement under this rule is that enough of a reduction in the Shareholder's stock ownership occur so that his rights and his influence as a Shareholder are reduced sufficiently to persuade the Service or the courts that there has been a "meaningful" reduction in his stock ownership.

         Under the substantially disproportionate redemption rule, redemption will receive exchange treatment if three conditions are satisfied:

          (1) The Shareholder's percentage ownership of the outstanding voting stock is reduced immediately after the redemption to less than 80% of his percentage interest in the stock of the corporation which the Shareholder owned immediately before the transaction;

          (2) The Shareholder's percentage ownership of the outstanding common stock (both voting and non-voting) is reduced to less than 80 percent of such percentage ownership before the redemption. This test is applied immediately before and immediately after the redemption; and

          (3) The Shareholder owns, immediately after the redemption, less than 50 percent of the total combined voting power of all classes of stock entitled to vote.

         In making the determination as to whether the ownership percentages are satisfied, certain attribution rules are applicable. However, the requirements of this rule are mechanical. If the specific percentage reduction is achieved by a particular Shareholder, that Shareholder will receive exchange treatment, regardless of the tax treatment accorded any other Shareholder.

Complete Termination Of Shareholder's Interest

         Under a third principle, a redemption will be treated as an exchange "if the redemption is in complete redemption of all of the stock of the corporation owned by the Shareholder. Under this safe haven category, all the stock in the corporation which the Shareholder owns must be redeemed (i.e., sold).

Recognition Of Income

         Ordinarily, under the general rule of section 1001(b) of the Code, where the redemption qualifies for exchange treatment, the amount received for the stock is equal to the fair market value of the Debenture, rather than its principal (face) amount. This general rule applies to both corporate and non-corporate Shareholders. A different measurement of amount realized applies, according to the Service, to Shareholders, individual or corporate, using the accrual method of accounting. Accrual method taxpayers who sell property and receive a debt obligation of the acquirer must take the obligation into account at its face or principal amount (rather than at its fair market value). This rule applies to determine an accrual method Shareholder's gain or loss on a redemption of stock where the redemption qualifies for exchange treatment. The distribution by the Company of its debt obligation in part or full payment of the redemption price is not eligible for installment sale reporting because the corporation's stock is publicly traded.

Capital Gain and Alternative Minimum Tax

         As provided in Section 1001 of the Code, gain or loss will be recognized by a Shareholder in an amount equal to the difference between the amount received in the redemption and the adjusted basis of the Common Stock surrendered. Provided that the Common Stock is a capital asset in the hands of such Shareholder, the gain or loss, if any, will constitute capital gain or loss. The gain or loss will be long-term capital gain or loss if the Shareholder will have held, or be deemed to have held, his or her Common Stock for more than one year as of the time of the redemption.

         Long-term capital gain for non corporate taxpayers is generally taxed at a maximum rate of 20%. Capital losses are deductible generally only to the extent of capital gains.

         Capital gain and dividends are also included in alternative minimum taxable income, which may be subject to a special minimum tax at a 26% or 28% rate (depending on the taxpayer's alternative minimum taxable income) to the extent the minimum tax exceeds regular tax liabilities. Alternative minimum taxable income is reduced by various exemption amounts, which are phased out above certain levels.

         Special taxation and withholding rules may apply to any Shareholder that is a non-resident alien or a foreign corporation. These rules are beyond the scope of this discussion and should be discussed with a personal tax advisor. Shareholders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, certain other information) to the Exchange Agent (as defined below) in connection with the exchange to avoid backup withholding requirements that might otherwise apply. The Letter of Transmittal will require each Shareholder to deliver such information. Failure to provide such information may result in backup withholding.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT REFER TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY SPECIFIC SHAREHOLDER. SHAREHOLDERS, PARTICULARLY THOSE WHO HAVE ACQUIRED SHARES OF COMMON STOCK IN COMPENSATION-RELATED TRANSACTIONS, ARE URGED TO CONSULT THEIR TAX ADVISORS.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives Debentures for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such Debentures. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Debentures received in exchange for Shares where such Shares were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales.

         The Company will not receive any proceeds from any sale of Debentures by broker-dealers or any other Holder of Debentures. Debentures received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Debentures or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Debentures. Any broker-dealer that resells Debentures that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Debentures may be deemed to be an " underwriter" within the meaning of the Securities Act and any profit on any such resale of Debentures and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period of 90 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

         The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Debentures (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

         Following the Exchange Offer, Dirks intends to make a market in the Debentures. There can be no assurance, however, that Dirks will make a market, or for any period of time continue to make a market, in the Debentures. See "Risk Factors -- Lack Of Public Market For The Debentures; Trading at a Discount."


                                  LEGAL MATTERS

         Barry Feiner, Esq., 190 Willis Avenue, Mineola, New York 11501, will deliver an opinion stating that the Debentures when issued as contemplated by this Prospectus will be validly issued and binding obligations of the Company.


                                     EXPERTS

         The Consolidated Financial Statements of the Company and subsidiaries as of July 31, 1998 and 1997 and for each of the years in the three year period ended July 31, 1998 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                    OF THERMWOOD CORPORATION AND SUBSIDIARIES



Report of KPMG Peat Marwick LLP                                            F-1

Consolidated Balance Sheets --
  July 31 1998 and July 31, 1997                                           F-2

Consolidated Statements of Operations --
  Years ended July 31, 1998, 1997 and 1996                                 F-4

Consolidated Statements of Shareholders' Equity --
  Years ended July 31, 1998, 1997 and 1996                                 F-5

Consolidated Statements of Cash Flows --
  Years ended July 31, 1998, 1997 and 1996                                 F-6

Notes to Consolidated Financial Statements                                 F-7

Condensed Consolidated Balance Sheets --
  October 31, 1998 and July 31, 1998 (Unaudited)                          F-15

Condensed Consolidated Statements of Operations --
  Three Months ended October 31, 1998 and 1997 (Unaudited)                F-16

Condensed Consolidated Statements Of Cash Flows --                        F-17
  Three Months ended October 31 1998 and 1997 (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)          F-18

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Thermwood Corporation:

         We have audited the accompanying consolidated balance sheets of Thermwood Corporation and subsidiaries as of July 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermwood Corporation and subsidiaries as of July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1998, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Indianapolis, Indiana
September 4, 1998

                              THERMWOOD CORPORATION
                           CONSOLIDATED BALANCE SHEETS


                                                           July 31
                                               ---------------------------------
                                                  1998                  1997
                                               ------------        -------------

                              Assets
Current Assets

    Cash                                       $   115,937         $    512,480
    Accounts receivable, less
      allowance for doubtful
      accounts of $20,000
      for 1998 and $25,000 for 1997              1,673,826            1,802,569
    Inventories                                  5,359,182            4,618,001
    Deferred income taxes                          694,000            1,676,000
    Prepaid expenses                               491,209              372,287
                                               -----------         -------------
         Total Current Assets                    8,334,154            8,981,337
                                               -----------         -------------

Property and Equipment

   Land                                             73,260               73,260
   Buildings and improvements                    1,977,659            1,352,059
   Furniture and equipment                       3,131,306            2,768,255
   Construction in progress                          6,257                6,257
     Less accumulated depreciation              (2,540,992)          (2,375,826)
                                               -----------         ------------
         Net Property and Equipment              2,647,490            1,824,005
                                               -----------         ------------

Other Assets

   Patents, trademarks and other                   139,933              133,026
   Bond issuance costs less
     accumulated amortization                        4,089                8,665
   Deferred income taxes                           199,000              326,000
                                               -----------         ------------
         Total Other Assets                        343,022              467,691
                                               -----------         ------------
Total Assets                                   $11,324,666         $ 11,273,033
                                               ===========         ============

                              THERMWOOD CORPORATION
                    CONSOLIDATED BALANCE SHEETS, (continued)


                                                           July 31
                                              ---------------------------------
                                                  1998                 1997
                                              ------------        -------------
Liabilities and Shareholders' Equity

Current Liabilities

     Accounts payable                         $  1,136,896        $   1,375,005
     Accrued compensation
       and payroll taxes                           498,224              582,652
     Customer deposits                             816,315              907,110
     Other accrued liabilities                     552,066            1,028,505
     Current portion of
       capital lease obligations                     6,195                7,755
                                              ------------         ------------

           Total Current Liabilities             3,009,696            3,901,027
                                              ------------         ------------


Long-Term Liabilities, Less Current Portion

     Capital lease obligations                         ---                5,918
     Note payable to bank                        2,196,320                  ---
     Bonds payable, net of unamortized
       discount of $10,450 for 1998
       and $22,225 for 1997                        170,550              278,775
                                              ------------         ------------

           Total Long-Term Liabilities           2,366,870              284,693
                                              ------------         ------------

Shareholders' Equity
     Preferred  stock, no par value,
        2,000,000 shares authorized,
        1,000,000 shares issued and
        738,000 shares outstanding
        for 1997                                       ---            2,546,320
     Common stock, no par value,
        4,000,000 shares authorized,
        1,431,109 and 1,400,109 shares
        issued and outstanding
        for 1998 and 1997, respectively         10,742,636           10,599,285
     Accumulated deficit                        (4,758,911)          (6,033,542)
                                              ------------         ------------
                                                 5,983,725            7,112,063
     Less subscriptions receivable                 (35,625)             (24,750)
                                              ------------         ------------

           Total Shareholders' Equity            5,948,100            7,087,313
                                              ------------         ------------

Total Liabilities and Shareholders' Equity    $ 11,324,666         $ 11,273,033
                                              ============         ============


          See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                             Years Ended July 31
                                               ---------------------------------------------
                                                   1998             1997            1996
                                               ------------     ------------    ------------

Sales
    Machine sales                              $ 20,199,191    $ 16,420,313     $ 10,966,096
    Technical services                            4,657,784       3,660,548        3,298,567
                                               ------------    ------------     ------------
                                                 24,856,975      20,080,861       14,264,663

   Less commissions                               3,017,446       2,301,446        1,628,172
                                               ------------    ------------     ------------
    Net Sales                                    21,839,529      17,779,415       12,636,491


Cost of Sales
    Machines                                      9,981,401       8,841,911        5,577,272
    Technical services                            3,016,505       2,031,588        2,133,866
                                               ------------    ------------     ------------
    Total Cost of Sales                          12,997,906      10,873,499        7,711,138
                                               ------------    ------------     ------------

    Gross Profit                                  8,841,623       6,905,916        4,925,353


Research and development, marketing,
   administrative and general expenses            6,413,160       4,794,563        3,638,536
                                               ------------    ------------     ------------
  Operating income                                2,428,463       2,111,353        1,286,817
                                               ------------    ------------     ------------

Other income (expense):
   Interest expense - related party                     ---             ---             (889)
   Interest expense - other                        (231,747)        (75,686)        (117,710)
   Other                                            (30,830)          19,157           6,210
                                               ------------    -------------    ------------
   Other expense, net                              (262,577)         (56,529)       (112,389)
                                               ------------    -------------    ------------

    Earnings before income taxes                  2,165,886       2,054,824        1,174,428
Income tax (expense) benefit                       (848,000)       (819,000)       1,160,000
                                               ------------    -------------    ------------
Net earnings                                   $  1,317,886    $  1,235,824     $  2,334,428
                                               ============    ============     ============
 Earnings applicable to common shareholders    $  1,274,631    $    950,620     $  2,004,373
                                               ============    ============     ============
Earnings per share:
       Basic                                   $       0.89    $       0.70     $       1.63
                                               ============    ============     ============
       Diluted                                 $       0.86    $       0.69     $       1.45
                                               ============    ============     ============

Weighted average number of shares:
       Basic                                      1,424,676       1,349,143        1,231,146
       Diluted                                    1,516,748       1,446,198        1,436,820

          See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                               Preferred Stock                   Common Stock
                                       -----------------------------   -----------------------------------------------
                                                                                                         Subscriptions   Accumulated
                                           Shares          Amount           Shares           Amount       Receivable      (Deficit)
                                       ---------------  ------------   --------------    ------------   --------------   -----------
Balances at July 31, 1995                  1,000,000     $3,437,120       1,029,909       $8,988,897      $     ---     ($8,988,535)

   Preferred dividends paid                      ---            ---             ---              ---            ---        (330,055)

   Redemption of preferred stock            (100,000)      (340,000)            ---              ---            ---             ---

   Conversion of 12% debentures, net
      of related bond issuance costs
      and unamortized discount                    ---           ---         261,400        1,115,507            ---             ---

   Exercise of qualified stock options            ---           ---          10,400           56,000        (28,125)            ---

   Exercise of other stock options                ---           ---           6,000           30,000            ---             ---

   Net earnings                                   ---           ---             ---              ---            ---       2,334,428
                                          -----------    ----------      ----------      -----------       --------     -----------
Balances at July 31, 1996                    900,000     $3,097,120       1,307,709      $10,190,404       ($28,125)    ($6,984,162)

   Subscriptions received                        ---            ---             ---              ---          3,375             ---

   Preferred dividends paid                      ---            ---             ---              ---            ---        (285,204)

   Redemption of preferred stock            (162,000)      (550,800)            ---              ---            ---             ---

   Conversion of 12% debentures, net
     Of related bond issuance costs and
     Unamortized discount                        ---            ---          92,400          408,881            ---             ---

   Net earnings                                  ---            ---             ---              ---            ---       1,235,824
                                          -----------    ----------      ----------      -----------       --------     -----------
Balances at July 31, 1997                    738,000     $2,546,320       1,400,109      $10,599,285       ($24,750)    ($6,033,542)

   Preferred dividends paid                      ---            ---             ---              ---            ---         (43,255)

   Redemption of preferred stock            (738,000)    (2,546,320)            ---              ---            ---             ---

   Conversion of 12% debentures, net
      of related bond issuance costs
      and unamortized discount                   ---            ---          24,000          108,351            ---             ---

   Exercise of qualified stock options           ---            ---           1,000            5,000            ---             ---
   Exercise of other stock options               ---            ---           6,000           30,000        (30,000)            ---
   Subscriptions received                        ---            ---             ---              ---         19,125             ---
   Net earnings                                  ---            ---             ---              ---            ---       1,317,886
                                          -----------    ----------      ----------      -----------       --------     -----------
Balances at July 31, 1998                        ---     $      ---       1,431,109      $10,742,636       ($35,625)    ($4,758,911)
                                          ==========     ==========      ==========      ===========       ========     ===========


          See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Years Ended July 31
                                                     ----------------------------------------------------------
                                                           1998                   1997                1996
                                                     ----------------      -----------------    ---------------
Cash Flows From Operating Activities:

Net earnings                                         $      1,317,886      $       1,235,824    $     2,334,428
Adjustments to reconcile net earnings to net cash
     provided by operating activities:
   Depreciation and amortization                              368,261                338,274            295,510
   Provision for inventories                                   68,000                    ---             21,012
   Loss (gain) on disposal of equipment                        48,936                    ---            (15,625)
   Deferred income taxes                                    1,109,000                412,000         (1,178,000)
   Changes in operating assets and liabilities:
     Accounts receivable                                      128,743               (990,029)           369,060
     Inventories                                             (809,181)            (1,288,664)          (341,402)
     Prepaid expenses and other assets                       (118,922)               (32,864)            41,151
     Accounts payable and other accrued expenses             (798,976)             1,704,136           (263,205)
     Customer deposits                                        (90,795)               413,101           (148,350)
                                                     -----------------     -----------------    ---------------
Net cash provided by operating activities                   1,222,952              1,791,778          1,114,579
                                                     -----------------     -----------------    ---------------
Cash Flows From Investing Activities:

Proceeds from sale of equipment                                   ---                    ---             40,000
Purchases of patents, property and equipment               (1,242,887)              (457,599)          (502,350)
                                                     -----------------     -----------------    ---------------
Net cash used by investing activities                      (1,242,887)              (457,599)          (462,350)
                                                     -----------------     -----------------    ---------------
Cash Flows From Financing Activities:

Principal payments on lease obligations                        (7,478)                (8,065)           (31,598)
Redemption of preferred stock                              (2,546,320)              (550,800)          (340,000)
Payment of dividends on preferred stock                       (43,255)              (285,204)          (330,055)
Note payable to bank                                        2,196,320                    ---                ---
Proceeds from subscriptions receivable                         19,125                  3,375                ---
Proceeds from exercise of stock options                         5,000                    ---             57,875
                                                     -----------------     -----------------    ---------------
Net cash used by financing activities                        (376,608)              (840,694)          (643,778)
                                                     -----------------     -----------------    ---------------
Increase (decrease) in cash                                  (396,543)               493,485              8,451

Cash at beginning of year                                     512,480                 18,995             10,544
                                                     -----------------     -----------------    ---------------
Cash at end of year                                  $        115,937      $         512,480    $        18,995
                                                     =================     =================    ===============



See accompanying notes to consolidated financial statements.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES :

General :

         The consolidated financial statements include the accounts of Thermwood Corporation and its wholly-owned subsidiaries, Thermwood Europe Limited, a United Kingdom company, CNC Carolina, Inc., a dealer in North Carolina, and Thermwood Capital Corporation, a leasing company. CNC Carolina, Inc. and
Thermwood Capital Corporation were established in 1998. The term "Company" refers to the consolidated operations of Thermwood Corporation and its subsidiaries.

         The Company operates within a single business segment called industrial automation equipment, and manufactures high technology machining systems. The Company sells its products primarily through the assistance of dealer networks established throughout the United States and Europe. Two dealers accounted for approximately 32% of the Company's business; however, no customer accounted for more than 10% of the Company's sales in fiscal 1998, 1997 or 1996. The loss of any large dealer could have a material adverse effect on the Company's business.

         The Company also offers a variety of technical services. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. The Technical Services Division also has responsibility for the quality control of the Company's industrial products during their manufacture. Technical services are marketed to current customers as well as to companies that purchase Thermwood equipment in the used market. Sales and service by the Technical Services Division in fiscal year 1998 amounted to approximately 18.7% of total gross sales. There was no revenue generated in 1998 by Thermwood Capital Corporation.

         The Company's machining systems are utilized principally in the woodworking, plastics, boating and automotive industries. The Company is not dependent upon a single supplier or only a few suppliers.

Principles of Consolidation:

         All significant inter-company transactions and accounts have been eliminated in consolidation.

Use of Estimates and Assumptions:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Revenues and Warranties:

         The manufacturing process may extend over several months and advance cash deposits are normally required from customers. Sales are recorded when machines are shipped. Technical services revenues are recognized when the services are performed. Estimated costs of product warranties are charged to cost of sales at the time of sale.

Inventories:

         Inventories are stated at the lower of cost (first-in, first-out method) or market.

Research and Development:

         Research and development costs are expensed as incurred. Expenditures for research and development were approximately $314,000, $216,000 and $284,000 during 1998, 1997 and 1996, respectively.

Property and Equipment:

         Property and equipment are recorded at cost for assets purchased and at the present value of minimum lease payments for assets acquired under capital leases. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets, as shown below:

               Buildings and improvements                    10 to 30 years
               Equipment                                     3 to 10 years

         Depreciation expense for 1998, 1997 and 1996 was $345,890, $304,716 and $256,290, respectively.

Customer Deposits:

         Customer deposits are recorded as a current liability with no offset against costs incurred on work-in-process. As of July 31, 1998 and 1997, substantially all of the deposits had no incurred work-in-process cost.

Earnings Per Share:

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share," which requires companies to present basic and diluted earnings per share. A reconciliation of the numerator and denominator for the basic and diluted earnings per share calculation follows:

                                                 1998                             1997                           1996
                                      --------------------------       ------------------------        ------------------------
                                         Basic          Diluted           Basic       Diluted            Basic        Diluted
                                      ----------      ----------       ----------    ----------        ----------    ----------
Earnings:

Net earnings                          $1,317,886      $1,317,886       $1,235,824    $1,235,824        $2,334,428    $2,334,428
Less preferred stock dividends           (43,255)        (43,255)        (285,204)     (285,204)         (330,055)     (330,055)
Add interest expense on
   convertible bonds payable                 ---          47,180              ---        62,580               ---        98,436
Add amortization of bond
   discount and issuance costs               ---           4,701              ---        13,120               ---        30,583
Income tax effects of earnings
   adjustments                               ---         (19,196)             ---       (28,009)              ---       (44,037)
                                      ----------      ----------       ----------    ----------        ----------    ----------
Total earnings                        $1,274,631      $1,307,316       $  950,620    $  998,311        $2,004,373    $2,079,355
                                      ==========      ==========       ==========    ==========        ==========    ==========

Weighted average number of shares:
Common shares outstanding              1,424,676       1,424,676        1,349,143     1,349,143         1,231,146     1,231,146
Incremental shares related to
   dilutive stock options                    ---          55,872              ---        36,255               ---        53,075
Incremental shares related to
   convertible bonds                         ---          36,200              ---        60,200               ---       152,600
                                      ----------      ----------       ----------    ----------        ----------    ----------
Total weighted average
   number of shares                    1,424,676       1,516,748        1,349,143     1,446,198         1,231,146     1,436,820
                                      ==========      ==========       ==========    ==========        ==========    ==========

Earnings per share                    $     0.89      $     0.86       $     0.70    $     0.69        $     1.63    $     1.45
                                      ==========      ==========       ==========    ==========        ==========    ==========

Income Taxes:

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts for assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion or all of net deferred tax assets will not be realized.

NOTE B -- INVENTORIES:

         Inventories at July 31 consist of:
                                      1998                    1997
                                 -------------          -------------

Finished goods                   $     651,398          $     644,477
Work-in-process                      1,541,258              1,171,484
Raw materials                        3,166,526              2,802,040
                                 -------------          -------------

                                 $   5,359,182          $   4,618,001
                                 =============          =============


NOTE C -- LEASES :

         The Company had leased its production facilities and certain equipment, primarily from related parties. Amounts included in property and equipment at July 31, 1997 relating to capital leases are as follows:

Land                                          $     73,260
Building and improvements                        1,171,778
Furniture and equipment                            266,929
                                              ------------
                                                 1,511,967
Less accumulated amortization                     (799,558)
                                              ------------
                                              $    712,409
                                              ============

         Included in Land, Building and Improvements above are assets with a net book value of $533,928 at July 31, 1997, leased from a director of the Company under a capital lease expiring in February, 2007. During fiscal year 1994, the obligation under this lease was converted to Preferred Stock (Note H). The Company had the option to purchase the assets under this lease at any time for a purchase price of $1,608,629 less the aggregate amount paid to the director under the lease and for the redemption of the Series A Preferred Stock. The Preferred Stock was fully redeemed during fiscal year 1998 enabling the Company to take clear title to the land and building.

         The Company leases certain office equipment under long-term operating leases. Future minimum lease payments as of July 31, 1998 for operating leases are as follows:

Years ending July 31:
                1999                             $118,700
                2000                              118,700
                2001                              118,700
                2002                                1,200
                2003                                1,200


         Total operating lease expense for 1998, 1997 and 1996 was $118,670, $44,390 and $18,130 respectively.


NOTE D - NOTES PAYABLE TO BANK

         During 1998, the Company obtained a $3,500,000 line of credit with a bank. At July 31, 1998 $2,196,320 was outstanding under the line of credit. The line of credit bears interest payable monthly at the bank's money market prime rate plus .5% (9.0% at July 31, 1998). The line is secured by the tangible assets of the Company and expires in October 1998. Management expects to renew the line under terms similar to the existing agreement.

NOTE E - BONDS PAYABLE:

         In 1993 the Company completed a public offering of 2,070 units totaling $2,070,000. Each unit consisted of one Convertible Debenture in the principal amount of $1,000, bearing interest at 12% per year, and 500 Redeemable Warrants. The bonds were issued at a discount of $254,573, which is being amortized using the interest method.

         These Debentures, which mature in February 2003, are convertible, unless previously redeemed, into shares of the Company's common stock at a price of $5.00 per share, subject to anti-dilutive adjustments. Interest is payable quarterly. The Company may, on 30 days written notice, and with the approval of the underwriter of the public offering, redeem the Debentures, in whole or in part, if the closing price of the Company's common stock for the immediately preceding 30 consecutive trading days equals or exceeds $12.50 per share. The redemption price will be 105% plus accrued interest through the date of redemption.

         During fiscal year ended July 31, 1998 and 1997, holders tendered $120,000 and $462,000 of the debentures for conversion into 24,000 and 92,400 common shares, respectively.

         Each Warrant entitled the holder to purchase one share of common stock at a price of $15.00 per share, subject to anti-dilutive adjustments, through February 1996. The warrants expired on February 21, 1996.

NOTE F -- COMMON STOCK OPTIONS:

         The Company has both a qualified and a non qualified stock option plan. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for these plans. Had compensation cost been determined based on the fair value at the grant date for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123 (FAS 123), the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                  1998            1997             1996
                               ----------      ----------       ----------
Net Earnings
   As Reported                 $1,317,886      $1,235,824       $2,334,428
   Pro Forma                    1,308,962       1,214,168        1,985,024

Basic Earnings Per Share
   As Reported                      $0.89           $0.70            $1.63
   Pro Forma                         0.89            0.69             1.34

Diluted Earnings Per Share
   As Reported                       0.86            0.69             1.45
   Pro Forma                         0.86            0.68             1.20


         The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal years 1998, 1997 and 1996: no dividend yield for all years; expected volatility of 35 percent, 56 percent and 72 percent for 1998, 1997 and 1996, respectively; risk-free interest rates of 4.7 percent, 6.2 percent and 6.6 percent for 1998, 1997 and 1996, respectively; expected lives of 10 years for all options except 5 years for options to purchase 120,000 shares granted in 1996.

         The Company reserved 80,000 shares of common stock for issuance under the qualified plan. Options to purchase 50,600 of the shares have been granted, 4,000 of which were granted during fiscal year 1998. None of these options were exercised during fiscal year 1998. As of July 31, 1998, options for 50,600 shares were exercisable. These options must be exercised within ten years of the grant date.

         The non qualified plan provides for the issuance of options to purchase up to 70,000 shares of common stock of which options to purchase 40,000 shares were outstanding and exercisable as of July 31, 1998.

         Other options to purchase 140,000 shares have been granted by the Board of Directors, 124,000 of which were outstanding and exercisable as of July 31, 1998. An option to purchase 120,000 of these shares was granted to the President of the Company. The option extends through October 18, 1998 and permits the purchase of 60,000 shares at $15.00 per share and 60,000 at $30.00 per share.

         A 6,000 share option granted to an employee at $5.00 per share was exercised in 1998. Options for an additional 4,000 shares at $8.4375 per share were granted during fiscal year 1996 to a principal in a former public relations firm for the Company. At July 31, 1998, the options were exercisable; however, in August 1998, the Company and the option holder agreed to terminate the option agreement in exchange for a cash payment to the option holder of $10,250. During fiscal year 1997 options for 10,000 shares were granted to another public relations firm. These options expired in February, 1998.

         A summary of common stock options for the years ended July 31 follows:

                                            1998                        1997                      1996
                                  ------------------------   ------------------------  ------------------------
                                                Weighted                 Weighted                  Weighted
                                                Average                   Average                   Average
                                   Shares   Exercise Price    Shares   Exercise Price  Shares   Exercise Price
                                  --------  --------------   --------  --------------  -------  ---------------

Outstanding at
   beginning of year               226,600      $ 15.90       211,600     $ 15.95       207,000     $ 24.25

Granted                              4,000        10.63        15,000       14.75       151,000       19.30

Canceled/expired                    10,000         9.38           ---         ---       130,000       35.05

Exercised                            6,000         5.00           ---         ---        16,400        6.85
                                  --------      -------     ---------     -------       -------     -------

Outstanding at end of year         214,600      $  9.15       226,600     $ 15.90       211,600     $ 15.95
                                  ========      =======     =========     =======       =======     =======

Exercisable at end of year         214,600                    226,600                   211,600
                                  ========                  =========                   =======

Weighted average fair value of
   options granted during the year              $  3.66                   $  6.90                   $  3.75
                                                =======                   =======                   =======

NOTE G -- SHAREHOLDERS' EQUITY:

         On January 5, 1998, the Company completed a one for five reverse split of its common stock. All common share and per share information in the consolidated financial statements has been adjusted to reflect the reverse split on a retroactive basis.

         The Company is authorized to issue 2,000,000 shares of non-voting preferred stock, no par value Series A Preferred Stock, of which 1,000,000 shares were issued and 738,000 shares were outstanding at July 31, 1997. All of these shares were issued to a director/shareholder in a conversion of debt transaction (Note G). The holder of Series A Preferred Stock was entitled to receive cumulative cash dividends out of the net profits of the Company at the rate of thirty-four cents ($0.34) per share per annum, payable monthly in equal installments within the first fifteen days of each month for the preceding month as directed by the Board of Directors of the Company. The Company had the right in its sole discretion to redeem the stock at any time at $3.40 per share. During fiscal years 1998 and 1997, the Company redeemed 738,000 and 162,000 shares for $2,546,320 and $550,800, respectively. In the event of the liquidation of the Company, the holders of the Series A Preferred Stock were entitled to receive $3.40 per share plus any unpaid cumulative and current dividends before payment to holders of shares of the Company's common stock.

NOTE H -- RELATED PARTY TRANSACTIONS:

         Director and shareholder - The Company leased land, building and improvements from a director/shareholder and a leasing company owned by this director. On November 18, 1993, the Company entered into an agreement with the director/shareholder, whereby approximately $3.4 million in long-term debt (including amounts due under capital leases) was converted to 1,000,000 shares of the Company's Series A Preferred Stock. The net book value of these leased assets was $533,928 at July 31, 1997.

         On October 7, 1997, the Company entered into a line of credit with a bank in the amount of $3.5 million. The balance of preferred stock in the amount of $2,546,320 was repurchased from the shareholder. This transaction enabled the Company to take clear title to land and building and improvements.

         Director and Shareholder - A director and shareholder is a partner in the law firm retained as the Company's outside counsel. Total expenses for legal services from the firm were $94,954, $76,699 and $103,180 for 1998, 1997 and 1996, respectively. The Company had accounts payable of $31,515 and $14,462 at July 31, 1998 and 1997, respectively, relating to such legal services.

         President and secretary - The president and secretary of the Company who are husband and wife and are also directors of the Company, are the owners of a dealership which leases office space from and sells equipment for the Company. The agreement between the Company and the dealer is a standard agreement similar to other dealer agreements entered into by the Company.

         Rent income from the dealership was $2,400, $6,800 and $7,200 for 1998, 1997 and 1996, respectively. Sales commissions of $627,816, $447,667 and $349,584 were paid to the dealership during 1998, 1997, and 1996, respectively, for assisting in effecting sales.

NOTE I -- INCOME TAXES:

         The provisions for income taxes for the years ended July 31 consist of:

                                                          1998               1997             1996
                                                    ------------     ---------------     ------------
Federal:
     Current (expense) benefit                      $    308,000     $      (407,000)    $    (18,000)
     Deferred (expense) benefit                       (1,019,000)           (379,000)       1,082,000
                                                    -------------    ---------------     ------------
                                                        (711,000)           (786,000)       1,064,000
                                                    -------------    ---------------     ------------
State:
     Current expense                                     (47,000)                ---              ---
     Deferred (expense) benefit                          (90,000)            (33,000)          96,000
                                                    -------------    ---------------     ------------
                                                        (137,000)            (33,000)          96,000
                                                    -------------    ---------------     ------------
Total income tax (expense) benefit                  $   (848,000)    $      (819,000)    $  1,160,000
                                                    =============    ===============     ============

         A reconciliation of expected income taxes using an effective combined state and federal income tax rate of 37% and actual income taxes for the years ended July 31 follows:

                                                         1998              1997              1996
                                                    -------------    ---------------     ------------

Net earnings before income taxes                    $   2,165,886    $     2,054,824     $  1,174,428
                                                    =============    ===============     ============

Expected income tax expense                         $    (801,000)   $      (760,000)    $   (435,000)
Utilization of net operating loss carryforwards               ---                ---          119,000
Reduction in deferred tax asset valuation allowance           ---                ---        1,480,000
Effect of non-deductible items                            (19,000)           (14,000)         (11,000)
Other                                                     (28,000)           (45,000)           7,000
                                                    -------------    ---------------     ------------
        Total actual income tax (expense) benefit   $    (848,000)   $      (819,000)    $  1,160,000
                                                    =============    ===============     ============

         The tax effects of significant temporary differences represented by deferred tax assets and deferred tax liabilities at July 31 are as follows:

                                             1998                 1997
                                          ---------            ----------
Deferred tax assets attributable to:
Property and equipment                    $ 185,000            $      ---
Inventory valuation                         245,000               246,000
Warranty reserves                            79,000                73,000
Net operating loss carryforwards            351,000             1,812,000
Other                                        33,000                 3,000
                                          ---------            ----------
      Deferred tax assets                   893,000             2,134,000
                                          ---------            ----------

Deferred tax liability attributable to:
      Property and equipment                    ---               132,000
                                          ---------            ----------
      Net deferred tax assets             $ 893,000            $2,002,000
                                          =========            ==========

At July 31, 1998, the Company had the following carryforwards for tax purposes:

Net operating loss carryforwards expiring in 2008 - 2009              $529,000
General business credits expiring in 1998 - 2001                      $ 14,000


         The amount of such loss carryforwards and other credits available for utilization in any future year could be limited in the event of a change in ownership as defined by income tax laws. Based upon the level of historical taxable income and anticipated future taxable income, management believes it is more likely than not that the Company will realize the benefits of the net deferred tax assets.

NOTE J -- ADDITIONAL INFORMATION:

Other accrued liabilities at July 31 consist of:

                           1998                1997
                        ----------         ----------
Property taxes          $   79,282         $   66,138
Income taxes                14,002            387,000
Accrued warranties         212,339            196,777
Other                      246,443            378,590
                        ----------         ----------
                        $  552,066         $1,028,505
                        ==========         ==========

Cash Flow Information:

         The Company paid cash for interest in the amount of $200,319, $69,739 and $146,810 during 1998, 1997 and 1996, respectively. The Company paid cash for income taxes in the amount of $77,024, $30,000 and $9,000 during 1998, 1997 and 1996, respectively.

Non-cash Investing and Financing Activities:

         During 1998 and 1997, bonds with face values of $120,000 and $462,000, respectively, were converted to 24,000 and 92,400 shares of common stock.

NOTE K -- PENSION AND PROFIT SHARING PLAN:

         The Company has a deferred income 40l(k) savings plan for its employees. The Company makes a matching contribution of 25% of employees' contributions up to 5% of their annual salaries and an additional match of 10% of their contributions between 6% and 8% of employees' salaries.

         Pension expense for 1998, 1997 and 1996 amounted to $48,759, $35,840 and $19,274, respectively. The Company also has a management profit sharing plan. Profit sharing expense amounted to $603,978, $647,407 and $384,390 for 1998, 1997 and 1996, respectively.

                              THERMWOOD CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                            October 31            July 31
                                               1998                 1998
                                           -----------          -----------
ASSETS
Current Assets
   Cash                                    $   184,111          $   115,937
   Accounts receivable                       2,046,924            1,673,826
   Inventories                               5,630,985            5,359,182
   Deferred income taxes                       694,000              694,000
   Prepaid expenses                            561,520              491,209
                                           -----------          -----------
     Total Current Assets                    9,117,540            8,334,154

Property and Equipment
  (net of accumulated depreciation)          2,626,376            2,647,490

Other Assets
   Patents, trademarks and other               137,721              139,933
   Bond issuance costs net of
      accumulated amortization                   2,677                4,089
   Deferred income taxes                       199,000              199,000
                                           -----------          -----------
     Total Other Assets                        339,398              343,022
                                           -----------          -----------
       Total Assets                        $12,083,314          $11,324,666
                                           ===========          ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Accounts payable                         1,613,400            1,136,896
    Accrued liabilities                      1,007,301            1,050,290
    Customer deposits                          924,591              816,315
    Current portion of
       long-term liabilities                     4,632                6,195
                                           ------------        ------------

     Total Current Liabilities               3,549,925            3,009,696
                                           ------------        ------------

Long-term Liabilities -
 less current portion
   Note payable to bank                      2,196,320            2,196,320
   Bonds payable, net of
     unamortized discount                      106,159              170,550
                                           -----------        -------------

     Total Long-term Liabilities             2,302,479            2,366,870
                                           -----------        -------------

Shareholders' Equity
   Common stock, no par value,
   4,000,000 shares authorized
   1,444,709 and 1,431,109 shares
   issued and outstanding at
   October 31, 1998 and July 31, 1998,
   respectively                             10,806,394           10,742,636
   Accumulated deficit                      (4,539,859)          (4,758,911)
                                           -----------         ------------
                                             6,266,535            5,983,725
   Less subscriptions receivable               (35,625)             (35,625)
                                           -----------         ------------
     Total Shareholders' Equity              6,230,910            5,948,100
                                           -----------         ------------

Total Liabilities and
  Shareholders' Equity                     $12,083,314          $11,324,666
                                           ===========          ===========

    See notes to condensed consolidated financial statements.

                              THERMWOOD CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                        Three Months Ended
                                                            October 31
                                                   ----------------------------
                                                       1998             1997
                                                   ----------        ----------

SALES
   Machine sales                                   $5,097,403        $3,800,378
   Technical sales                                  1,349,210         1,736,344
                                                   ----------        ----------
                                                    6,446,613         5,536,722
   Less commissions                                   821,391           732,027
                                                   ----------        ----------

NET SALES                                           5,625,222         4,804,695

COST OF SALES
   Machine sales                                    2,618,678         2,032,923
   Technical sales                                    617,156           728,920
                                                   ----------        ----------
                                                    3,235,834         2,761,843

GROSS PROFIT                                        2,389,388         2,042,852

RESEARCH AND DEVELOPMENT, MARKETING,
   ADMINISTRATIVE AND GENERAL EXPENSES              1,928,098         1,468,373
                                                   ----------        ----------

OPERATING PROFIT                                      461,290           574,479


   Interest expense                                  (56,921)           (25,445)
   Other income (expense)                               6,352             8,631
                                                   ----------        ----------

     Net other income (expense)                      (50,569)           (16,814)
                                                   ----------        ----------

EARNINGS BEFORE INCOME TAXES                          410,721           557,665

   Income taxes                                       192,026           202,626
                                                   ----------        ----------

NET EARNINGS                                       $  218,695        $  355,039
                                                   ==========        ==========

Earnings per share:
   Basic                                           $     0.15        $     0.22
   Diluted                                         $     0.15        $     0.21

Weighted average number of shares:
   Basic                                            1,440,976         1,408,909
   Diluted                                          1,481,327         1,535,474

         See notes to condensed consolidated financial statements.

                              THERMWOOD CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                          Three Months Ended
                                                               October 31
                                                     ---------------------------
                                                       1998              1997
                                                     ---------        ----------
Cash Flows From Operating Activities:
Net earnings                                         $ 218,695        $ 355,039

Adjustments  to  reconcile  net  earnings
  to net  cash  provided  by  operating
  activities:
   Depreciation and amortization                       103,570          103,619
   Amortization of bond discount                         1,137            2,601
   Changes in operating assets and liabilities:
     Accounts receivable                             (373,098)         (121,480)
     Inventories                                     (271,803)         (249,689)
     Prepaid expenses and other assets                (70,311)          (12,078)
     Accounts payable and other accrued expenses       433,515          (50,925)
     Customer deposits                                 108,276         (108,625)
                                                    ----------        ---------
Net cash provided (used) by operating activities       149,981          (81,538)
                                                    ----------        ---------
Cash Flows From Investing Activities:
   Purchases of property and equipment                (80,244)          (60,492)
                                                    ----------        ---------
Net cash used by investing activities                 (80,244)          (60,492)
                                                    ----------        ---------
Cash Flows From Financing Activities:
   Principal payments on notes payable, lease
      obligations and long-term debt                   (1,563)          (13,673)
   Note payable to bank                                   ---         2,546,320
   Redemption of preferred stock                          ---        (2,546,320)
   Payment of dividends on preferred stock                ---           (42,190)
   Payment received for subscriptions receivable          ---            21,550
                                                    ----------       ----------
Net cash used by financing activities                  (1,563)          (34,313)
                                                    ----------       ----------
Decrease in cash                                        68,174         (176,343)
Cash, beginning of period                              115,937          512,480
                                                    ----------       ----------
Cash, end of period                                 $  184,111       $  336,137
                                                    ==========       ==========
ADDITIONAL INFORMATION:
Interest paid                                       $   54,588       $    8,970
                                                    ==========       ==========
Conversion of bonds payable,
  net of unamortized discount                       $   64,391       $   82,000
                                                    ==========       ==========
Subscriptions receivable for
  common stock issued                               $      ---       $    3,200
                                                    ==========       ==========

           See notes to condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

Note A - Basis of Presentation

         The unaudited condensed consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The statements have not been examined by independent accountants but include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the condensed financial position and the results of operations for the periods presented. These financial statements should be read in conjunction with the Company's consolidated financial statements included elsewhere herein for the year ended July 31, 1998.

         Operating   results  for  the  interim   periods  are  not  necessarily
indicative of the results that may be expected for the year ending July 31, 1999.

Note B - Inventories

         Inventories are priced at the lower of cost (first-in, first-out method) or market.

                                                October 31         July 31
                                                  1998               1998
                                               ----------         ----------
Components of inventory:
   Raw material                                $3,246,166         $3,166,526
   Work in process                              1,593,059          1,541,258
   Finished goods                                 791,760            651,398
                                               ----------         ----------
Total                                          $5,630,985         $5,359,182
                                               ==========         ==========



Note C - Reclassifications

         Certain amounts presented in the prior year condensed consolidated financial statements have been reclassified to conform to the current year presentation.

Note D - Earnings per Share

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share," which requires companies to present basic and diluted earnings per share. A reconciliation of the numerator and denominator for the basic and diluted earnings per share calculation follows:

                                                                         Three Months Ended October 31
                                                         --------------------------------------------------------------
                                                                     1998                               1997
                                                         ---------------------------        ---------------------------
                                                            Basic           Diluted            Basic           Diluted
                                                         ----------       ----------        ----------       ----------
Earnings:
Net earnings                                             $  218,695       $  218,695        $  355,039       $  355,039
Less preferred stock dividend                                   ---              ---           (43,255)         (43,255)
Add interest expense on convertible bonds payable               ---            3,840               ---            7,500
Add amortization of bond discount and issuance costs            ---            1,495               ---            7,286
Income tax effects of earnings adjustments                      ---           (2,134)              ---           (5,471)
                                                         ----------       ----------        ----------       ----------
Total earnings                                           $  218,695       $  221,896        $  311,784       $  321,099
                                                         ==========       ==========        ==========       ==========

Weighted average shares outstanding                       1,440,976        1,440,976         1,408,909        1,408,909
Incremental shares from assumed:
Exercise of diluted stock options                               ---           17,751               ---           82,765
Conversion of convertible bonds                                 ---           22,600               ---           43,800
                                                         ----------       ----------        ----------       ----------
Total weighted average shares                             1,440,976        1,481,327         1,408,909        1,535,474
                                                         ==========       ==========        ==========       ==========

Earnings per share                                       $     0.15       $     0.15        $     0.22       $     0.21
                                                         ==========       ==========        ==========       ==========

You should rely only on the information contained in this Prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the Prospectus. We are not making an offer of these Debentures in any location where the offer is not permitted.

                  TABLE OF CONTENTS

Item                                                 Page

Available Information...............................  1
Prospectus Summary..................................  2
Summary Consolidated
     Financial Data.................................  5
Risk Factors........................................  6
Capitalization...................................... 10
Market for Company's Common
    Equity and Related Shareholder
    Matters......................................... 11
Special Factors..................................... 12
Exchange Offer...................................... 26
Selected Consolidated
     Financial Data................................. 33
Management's Discussion and
    Analysis Of Financial
   Condition and Results
   Of Operations.................................... 34
Business............................................ 38
Where You Can Find More
    Information..................................... 45
Management.......................................... 46
Principal  Shareholders and
    Ownership Of Management......................... 50
Certain Transactions................................ 52
Description of the Debenture
     And the Indenture.............................. 53
Description of Securities........................... 56
Federal Income
      Tax Consequences.............................. 58
Plan of Distribution................................ 60
Legal Matters....................................... 60
Experts............................................. 60
Index to Financial Statements....................... 61




            THERMWOOD CORPORATION








                 $13,351,978
         12% Subordinated Debentures
                   Due 2014









                  PROSPECTUS







            The Solicitation Agent
               For the Offer is
             Dirks & Company, Inc





              ____________, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

         Chapter 37 of the Indiana Business Corporation Law provides for indemnification by an Indiana corporation of an individual made a party to a proceeding because the individual was or is a director or officer of that corporation if:

          (1)  the individual's conduct was in good faith; and

          (2)  the individual reasonably believed:

               (A) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in the corporation's best interest; and

               (B) in all other cases, that the individual's conduct was at least not opposed to the corporation's best interest; and

          (3)  in the case of any criminal proceeding, the individual either:

               (A) had reasonable cause to believe that the individual's conduct was lawful; or

               (B) had no reasonable cause to believe that the individual's conduct was unlawful.

         The Company maintains insurance to cover the Company's directors and executive officers for liabilities which may be incurred by the Company's directors and executive officers in the performance of their duties.


Item 21.        Exhibits and Financial Statement Schedules.

1    Proposed Solicitation Agent Agreement with Dirks & Company, Inc.

3.1 Articles of Incorporation of Registrant, as amended through December 15, 1993. (1)

3.2 Amendment to Articles of Incorporation of Registrant dated December 16, 1993. (1)

3.3 Restated and amended By-Laws of Registrant as amended through October 21, 1992. (1)

4.1  12% Convertible Debenture Due February 25, 2003. (1)

4.2 Indenture with American Stock Transfer and Trust Company concerning the 12% Convertible Debentures Due February 25, 2003.(1)

4.3  12% Debenture Due 2014 (contained in Exhibit 4.4).

4.4 Indenture with American Stock Transfer and Trust Company concerning the 12% Debentures Due 2014.

5.1  Opinion Re legality. *

10.1 DuBois County Bank $3,500,000 credit documents.*

10.2 Form of Amended Authorized Dealer Agreement between the Registrant and its dealers.*

10.3 Form of Amended Distributor Sales Agreement between the Registrant and its distributors.*

10.4 Copy of Dealer/Distribution Agreement between the Registrant and Automation Associates, Inc. dated May 21, 1985.*

10.5 Form of quotation and Purchase Agreement between the Registrant and its customers.*

10.6 Form of Extended Parts Warranty Agreement Terms and Conditions between the Registrant and its customers.*

10.7 Form of quotation and Lease Agreement between the Registrant and its lessees.*

10.8 Registrant's Qualified Incentive Stock Option Plan. (2)

10.9 Registrant's Non-Qualified Stock Option Plan. (2)

10.10 Lease Agreement between the Registrant and Edgar Mulzer dated February 13, 1987.*

10.11 Letter from Edgar Mulzer to the Registrant offering to purchase premises dated February 6, 1987.*

10.12 Letter from the Registrant to Edgar Mulzer accepting such offer dated February 13, 1987.*

10.13 Lease Agreement between Edgar Mulzer, as lessor, and the Registrant, as lessee, dated February 13, 1987.*

10.14 Land Contract between Edgar Mulzer and the Registrant dated February 13, 1987.*

10.15 Lease Agreement   between  the  Huntingburg   Townhouses,   Inc.  and  the
      Registrant dated March 27, 1989.*

10.16 Lease Agreements  between  the  Huntingburg   Townhouses,   Inc.  and  the
      Registrant dated December 18, 1990.*

10.17 Agreement between the Registrant and Edgar Mulzer dated October 23, 1992 relating to a Premises Lease.*

10.18 Agreement between the Registrant and Huntingburg Townhouses, Inc. dated October 23, 1992 relating to certain equipment leases.*

10.19 Agreement between the Registrant and King Radio Corporation dated January 29, 1993.*

21.1 List of Subsidiaries of the Company.*

22.1 Consent of Barry Feiner, Esq. (files as part of Exhibit 5.1).

22.2 Consent of KPMG Peat Marwick LLP.

24.1 Power of Attorney (included after signature page).

25.1 Statement of Eligibility of Trustee on Form T-1 related to the Debentures.

27.1 Financial Data Schedule.

99.1 Form of Letter of Transmittal.

99.2 Form of Option Holder Letter of Transmittal.

99.3 Exchange Agreement with American Stock Transfer.

------------------------------------------------

 *     To be filed by Amendment.

(1) Previously filed as an Exhibit to the Registrant's Registration Statement on Form SB-2, SEC file No. 33-54756 filed with the SEC on or about November 20, 1992, as amended, and incorporated by this reference herein.

(2) Previously filed as an exhibit to the Registrant's prior Schedule 13E-3 filed with the SEC on September 4, 1998, and incorporated herein by this reference.

(3) Previously filed as an Exhibit to the Registrant's Form 10-K for the fiscal year ended July 31, 1998, SEC file No. 0-12195, filed with the SEC on October 29, 1998, and incorporated by this reference herein.

         Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-B for a Registration Statement on Form S-2.


ITEM 22.  UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 20 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

(5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dale and the State of Indiana on December 29, 1998.

                                       THERMWOOD CORPORATION


Date:  December 29, 1998        /s/ Kenneth J. Susnjara
                                 --------------------------------------------
                                Kenneth J. Susnjara, Chairman of the Board
                                 and President (Principle Executive Officer)

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Date:  December 29, 1998      /s/ Kenneth J. Susnjara
                               -------------------------------------------------
                              Kenneth J. Susnjara, Chairman of the Board
                               and President (Principal Executive Officer)

Date:  December 29, 1998      /s/ Rebecca F. Fuller
                               -------------------------------------------------
                              Rebecca F. Fuller, Treasurer (Principal Financial
                               and Accounting Officer)

Date:  December 29, 1998      /s/ Linda S. Susnjara
                               -------------------------------------------------
                              Linda S. Susnjara, Secretary and Director

Date:  December 29, 1998      /s/ Peter N. Lalos
                               -------------------------------------------------
                              Peter N. Lalos, Director

Date:  December 29, 1998      /s/ Edgar Mulzer
                               -------------------------------------------------
                              Edgar Mulzer, Director

Date:  December 29, 1998      /s/ Lee Ray Olinger
                               -------------------------------------------------
                              Lee Ray Olinger, Director

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints KENNETH J. SUSNJARA, with full power to act alone, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments
(including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE                       TITLE                            DATE

/s/ Peter N. Lalos            Director                    December 29, 1998
-------------------
Peter N. Lalos

/s/ Edgar Mulzer              Director                    December 29, 1998
-------------------
Edgar Mulzer

/s/ Lee Ray Olinger           Director                    December 29, 1998
-------------------
Lee Ray Olinger